Exhibit 99.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

ROCHE HOLDINGS, INC.,

ABINGDON ACQUISITION CORP.

and

IGNYTA, INC.

Dated as of December 21, 2017

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of December 21, 2017, among Roche Holdings, Inc, a Delaware corporation (“Parent”), Abingdon Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Purchaser”), and Ignyta, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Company Shares”) for $27.00 per share, in cash, without interest, or any higher amount per share paid pursuant to the Offer (such amount, as may be adjusted in accordance with Section 1.1(g), the “Offer Price”) and upon the terms and subject to the conditions of this Agreement;

WHEREAS, immediately following the Offer Acceptance Time, upon the terms and conditions set forth herein, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.01 and Section 2.07, (i) each issued and outstanding Company Share (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, and (ii) the Company shall become an indirect wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the Company Board has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger and (iii) resolved to recommend that the stockholders of the Company tender their Company Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement;

WHEREAS, each of Parent, Purchaser and the Company acknowledge and agree that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated immediately following the Offer Acceptance Time; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Purchaser entering into this Agreement, certain holders of the Company Shares have entered into tender and support agreements, dated as of the Agreement Date, in substantially the form set forth in Annex II, pursuant to which, among other things, each such holder has agreed to tender his, her or its Company Shares to Purchaser in the Offer.

ARTICLE I

THE OFFER

Section 1.01.    The Offer.

(a)    Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 7.01, on January 10, 2018, or as promptly thereafter as practicable, but in no event later than January 16, 2018, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d -2 under the Exchange Act) the Offer to Purchase all of the outstanding Company Shares at a price per Company Share equal to the Offer Price, net to the seller in cash, without interest.

(b)    Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Company Shares validly tendered (and not withdrawn) pursuant to the Offer are subject only to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or, to the extent waivable by Purchaser or Parent, waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, including the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Company Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, change or modify any of the Offer Conditions in a manner that adversely affects, or reasonably could adversely affect, any holder of Company Shares (collectively, the “Company Stockholders”), (F) amend, change, modify or waive the Minimum Condition or the Offer Conditions set forth in clauses (d), (g) or (h) in Annex I, or (G) except as provided in Section 1.01(c) or Section 1.01(d), terminate or withdraw the Offer or accelerate, extend or otherwise change the Expiration Date. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 7.01.

(c)    Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at 11:59 p.m. Eastern Time on the twentieth (20th) Business Day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) promulgated under the Exchange Act (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date,” such date or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 7.01: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; and (ii) Purchaser shall extend the Offer from time to time for any period required by any Law, any rule or regulation of the SEC or NASDAQ applicable to the Offer; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Section 7.01 and (y) the Outside Date; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 7.01.

(d)    Termination of Offer. In the event that this Agreement is validly terminated pursuant to Section 7.01, Purchaser shall, and Parent shall cause Purchaser to, immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Company Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms hereof, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Laws, all tendered Company Shares to the registered holders thereof.

(e)    Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that, subject to Section 5.02(f), will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Company Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC (x) to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Laws and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities laws. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company Stockholders that may be required in connection with any action contemplated by this Section 1.01(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments (including oral comments). Each of Parent and Purchaser shall respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer.

(f)    Funds. Parent shall deposit, or shall cause to be deposited with the Paying Agent, concurrently with or promptly following the Offer Acceptance Time, all of the funds necessary to purchase all Company Shares that Purchaser becomes obligated to purchase pursuant to Section 1.01(b), and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Company Shares held by them into the Offer.

(g)    Adjustments. If, between the Agreement Date and the Offer Acceptance Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h)    Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall, and Parent shall cause Purchaser to, (i) promptly after (and in any event no later than the first (1st) Business Day after) the Expiration Date (ii) accept for payment all Company Shares validly tendered (and not withdrawn) pursuant to the Offer and (iii) promptly after (and in any event no later than the third (3rd) Business Day after) the Expiration Date pay for such Company Shares.

Section 1.02.    Company Actions.

(a)    Schedule 14D-9. As promptly as practicable on the day that the Offer is commenced, following the filing of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Company Shares, in each case as and to the extent required by applicable federal securities Laws and Section 262 of the DGCL, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.02(f) shall reflect the Company Board Recommendation and include a notice of appraisal rights in accordance with Section 262 of the DGCL. Prior to such filing and dissemination, the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it will cause the Schedule 14D-9 to (i) comply in all material respects with the Exchange Act and other applicable Laws and for the notice to comply with Section 262 of the DGCL and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC.

(b)    Stockholder Lists. As requested by Parent or its agents, the Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Company Shares and lists of securities positions of Company Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger. The date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated is referred to in this Agreement as the “Stockholder List Date.” Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

Section 1.03.    Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “ DGCL”), at the Effective Time, Purchaser shall be merged with and into the Company (the “Merger”). Following the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) under the name “Ignyta, Inc.” as a wholly owned Subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL.

Section 1.04.    Closing. The closing of the Merger (the “Closing”) shall occur on the same date as the Offer Acceptance Time and immediately following the Offer Acceptance Time, unless the conditions set forth in Article VI shall not have not been satisfied or waived by such date (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or, to the extent permitted by applicable Law and this Agreement, waiver of those conditions), in which case on the date no later than the first (1st) Business Day on which the conditions set forth in Article VI are satisfied or waived, at the offices of Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, California 92130.

Section 1.05.    Effective Time. Upon the terms and subject to the conditions set forth herein, concurrently with the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed certificate of merger as required by the DGCL (the “Certificate of Merger”). The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective in accordance with the DGCL is referred to as the “Effective Time” and the date on which the Closing occurs is referred to as the “Closing Date”).

Section 1.06.    Effects of the Merger. The Merger shall have the effects set forth herein, the Certificate of Merger and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall continue, and those of the Purchaser shall vest, in the Surviving Corporation, and all debts, liabilities and duties of the Company shall remain, and those of Purchaser shall become, the debts, liabilities and duties of the Surviving Corporation.

Section 1.07.    Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time (which shall comply with Section 5.06(a)), except that Article FIRST thereof shall read as follows: “The name of the Corporation is Ignyta, Inc.,” and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as permitted by Law and this Agreement. At the Effective Time, and without any further action on the part of the Company and Purchaser, the bylaws of the Company shall be amended so that they read in their entirety as the bylaws of Purchaser as in effect immediately prior to the Effective Time (which shall comply with Section 5.06(a)), except that all references therein to Purchaser shall be automatically amended and shall become references to the Surviving Corporation, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.08.    Directors and Officers. The directors and officers of Purchaser immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.01.    Treatment and Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Purchaser or the holders of any shares of capital stock of the Company, Parent or Purchaser:

(a)    Each share of Common Stock of the Company (each, a “Share”), issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares or Dissenting Shares, which, with respect to the Dissenting Shares, shall have only those rights set forth in Section 2.07) shall be converted automatically into and shall thereafter represent the right to receive the Offer Price, in cash, without interest, and subject to any deduction for withholding Taxes required by applicable Law in accordance with Section 2.05 (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, if any, to be paid in accordance with Section 2.04, without interest.

(b)    Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)    Each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.02.    Treatment of Company Warrants. Prior to the Effective Time, the Company shall, in accordance with the terms of all unexercised and unexpired warrants to purchase Shares under any warrant agreements entered into by the Company and the warrant holders party thereto (collectively, the “Company Warrants”), deliver notices to the holders of the Company Warrants, informing such holders of the Merger and containing such other information as the Company reasonably determines to be required pursuant to the terms of the Company Warrants. At the Effective Time, each Company Warrant, whether vested or unvested and exercisable or unexercisable, that is issued, outstanding and unexercised immediately prior to the Effective Time, and not terminated pursuant to its terms in connection with the Merger, shall thereupon represent the right to receive, in exchange for the surrender and cancellation therefor, an amount in cash (without interest and subject to any deduction for withholding Taxes required by applicable Law in accordance with Section 2.05) to be paid to each former holder of any such cancelled Company Warrant equal to the product, if any, of (i) the number of Shares subject to such Company Warrant and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share under such Company Warrant (the “Warrant Consideration”); provided that, if the exercise price per Share of any such Company Warrant is equal to or greater than the Merger Consideration, such Company Warrant shall be cancelled without any payment being made in respect thereof. Upon the surrender and cancellation of each Company Warrant in accordance with this Section 2.02, each former holder of such cancelled Company Warrant shall cease to have any rights with respect thereto, except the right to receive from the Surviving Corporation the Warrant Consideration payable with respect thereto pursuant to this Section 2.02.

Section 2.03.    Treatment of Company Options and Restricted Stock Units. At the Effective Time:

(a)    Each option to purchase Shares (each, a “Company Option”) granted pursuant to any of the Company’s Amended and Restated 2011 Equity Incentive Award Plan, the Company’s Amended and Restated 2014 Equity Incentive Award Plan, the Company’s Employment Inducement Incentive Award Plan, the Company’s 2015 Employment Inducement Incentive Award Plan, the Company’s 2017 Employment Inducement Incentive Award Plan, or

any other plan, agreement or arrangement (together, the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall automatically (i) be accelerated and vest in full, (ii) be cancelled and terminated as of the Effective Time (to the extent not exercised prior to the Effective Time), and, in exchange therefor, the Surviving Corporation shall pay, through its payroll system by the later of (x) five (5) days following the Effective Time and (y) the first payroll date after the Effective Time, to each former holder of any such cancelled Company Option an amount in cash (without interest, and subject to deduction for any required withholding Taxes in accordance with Section 2.05) equal to the product of (A) the number of Shares subject to such Company Option multiplied by (B) the excess, if any, of the Merger Consideration over the exercise price per Share under such Company Option (the “Option Consideration”); provided that, if the exercise price per Share of any such Company Option is equal to or greater than the Merger Consideration, then such Company Option shall be cancelled without any cash payment being made in respect thereof.

(b)    Each restricted stock unit awarded pursuant to any Company Stock Plan (each, a “Restricted Stock Unit”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, (i) shall automatically be fully accelerated and vest in full, (ii) the restrictions thereon shall lapse, and (iii) shall be cancelled and terminated as of the Effective Time, and, in exchange therefor, the Surviving Corporation shall pay, through its payroll system by the later of (x) five (5) days following the Effective Time and (y) the first payroll date after the Effective Time, to each former holder of any such cancelled Restricted Stock Unit an amount in cash (without interest, and subject to deduction for any required withholding Taxes in accordance with Section 2.05) equal to the Merger Consideration (the “RSU Consideration”) on the terms and conditions set forth in Section 2.01, this Section 2.03 and Section 2.04.

Section 2.04.    Exchange and Payment.

(a)    On or prior to the Effective Time, (i) Parent will, or will cause to be deposited, with a paying agent, bank or trust company designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), in trust for the benefit of holders of Shares and Company Warrants immediately prior to the Effective Time (other than holders to the extent they hold Excluded Shares), cash in an amount sufficient to pay the aggregate Merger Consideration to be paid pursuant to Section 2.01 and the aggregate Warrant Consideration to be paid pursuant to Section 2.02 (which, for the avoidance of doubt, in each case shall not include the Option Consideration or the RSU Consideration) and (ii) Parent will, or will cause to be deposited with the Surviving Corporation, cash in an amount sufficient to pay the aggregate Option Consideration, if any, and the aggregate RSU Consideration to be paid in accordance with Section 2.03 (such cash in clauses (i) and (ii), in the aggregate, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article II.

(b)    As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Person who was the record holder of a certificate (each, a “Certificate”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration and to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”): (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates and Book-Entry Shares shall pass, only upon proper delivery of the Certificates or Book-Entry Shares, as applicable, to the Paying Agent, and which shall be in customary form and contain such other provisions as Parent, the Company or the Paying Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender to the Paying Agent of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange for the Shares formerly represented by such Certificate or Book-Entry Shares (other than Excluded Shares and Dissenting Shares) the Merger Consideration for each such Share (subject to deduction for any required withholding Taxes), and the Certificate or Book-Entry Shares so surrendered shall immediately be canceled. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration.

(c)    If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not applicable.

(d)    Until surrendered in accordance with the provisions of this Section 2.04, each Certificate or Book-Entry Share (other than Certificates and Book-Entry Shares representing any Excluded Shares or Dissenting Shares) shall be deemed after the Effective Time to represent solely the right to receive the Merger Consideration payable in respect thereof pursuant to this Article II, without any interest thereon.

(e)    All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f)    The Paying Agent shall invest any cash remaining in the Payment Fund as directed by Parent, on a daily basis, provided, that (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Shares and the Warrant Consideration payable to holders of Company Warrants, (ii) following any such losses or events that result in the Payment Fund becoming not immediately available or that result in the amount of funds in the Payment Fund being insufficient to promptly pay the portion of the aggregate Merger

Consideration and the portion of the aggregate Warrant Consideration that remains unpaid, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Shares and Company Warrants to the extent of such insufficiency and (iii) such investments shall be in obligations of or guaranteed by the United States of America or in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively.

(g)    Any portion of the Payment Fund (and any interest or other income earned thereon) that remains undistributed to the holders of Certificates, Book-Entry Shares or Company Warrants one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any remaining holders of Certificates, Book-Entry Shares or Company Warrants (except to the extent representing Excluded Shares or Dissenting Shares) shall thereafter look only to Parent as general creditors thereof for payment of the Merger Consideration and Warrant Consideration (subject to abandoned property, escheat or other similar laws), without interest.

(h)    None of Parent, Purchaser, the Surviving Corporation or the Paying Agent shall be liable to any holder of Shares or Company Warrants for any amounts (whether in respect of such Shares or Company Warrants or otherwise) delivered from the Payment Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration or Warrant Consideration would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration or Warrant Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary or, if required by Parent or the Paying Agent, agreeing to provide indemnity against any claim that may be made against the Paying Agent or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver to such Person in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(j)    Any portion of the Payment Fund made available to the Paying Agent pursuant to Section 2.01(a) to pay for Shares for which appraisal rights have been perfected as described in Section 2.07 shall be returned to Parent, upon demand.

Section 2.05.    Withholding Taxes. Each of the Company, Parent, the Purchaser, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration, otherwise payable pursuant to this Agreement or otherwise, such amounts as are required to be deducted or withheld under the Internal Revenue Code of 1986, as amended (the “Code”) or the Treasury Regulations promulgated thereunder, or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and/or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and/or withholding was made. Parent, the Surviving Corporation or the Paying Agent, as the case may be, shall timely remit to the appropriate Governmental Entity any and all amounts so deducted or withheld.

Section 2.06.    Adjustments to Prevent Dilution. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration, Warrant Consideration, Option Consideration and RSU Consideration shall be equitably adjusted so as to provide Parent and the holder of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that in any case, nothing in this Section 2.06 shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

Section 2.07.    Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but shall be converted into the right to receive such consideration as may be determined to be due to the holders of Dissenting Shares pursuant to the DGCL, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 2.01(a). The Company shall give Parent prompt notice of any written demands for appraisal of any Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, as provided in Section 262 of the DGCL, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for appraisals of capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.08.    Loan Payoff. Prior to the Closing, the Company shall satisfy all notification and consent requirements, as applicable, under the terms of the Loan Agreement. No less than five business days prior to the Closing Date, the Company shall obtain a customary payoff letter signed by each lender under the Loan Agreement (the “Payoff Letter”) for the Loan Agreement, which Payoff Letter shall provide (a) the dollar amount of all indebtedness, all accrued but unpaid interest and all fees and expenses required to be paid under the Loan Agreement in order to fully and finally pay off all obligations under the Loan Agreement as of the Closing (the “Payoff Amount”), (b) that upon receipt of the Payoff Amount, the Loan Agreement and all related instruments evidencing the obligations thereunder shall be terminated or fully satisfied and discharged, (c) that guarantees, if any, securing such borrowings or obligations under the Loan Agreement shall be, upon the payment of the Payoff Amount on the Closing Date, released and terminated and (d) upon the payment of the Payoff Amount on the Closing Date, that the Liens under the Loan Agreement are released and the Company shall be authorized to make all appropriate termination filings to effect such release and termination. Parent shall pay or cause to be paid the Payoff Amount in full on the Closing Date on behalf of the Company.

Section 2.09.    Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent immediately prior to or concurrently with the execution of this Agreement (the “Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face and that any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of the Agreement shall be disregarded) or (ii) as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with the Securities and Exchange Commission (the “SEC”) or furnished by the Company to the SEC and publicly available, in each case, since January 1, 2016 (excluding any disclosures set forth in any such Company SEC document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature but for purposes of clarification, including and giving effect to any factual or historical statements included in any such statements) where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is readily apparent on the face of such disclosure, the Company represents and warrants to Parent and Purchaser as follows:

Section 3.01.    Organization and Qualification.

(a)    The Company is a duly organized and validly existing corporation in good standing under the DGCL, with all corporate power and authority to own, lease and operate its properties and assets and to conduct its business as currently conducted. The Company is duly qualified and in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except to the extent the failure to be so qualified or in good standing has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect. The Company has heretofore made available to Parent true, correct and complete copies of the Company’s certificate of incorporation and bylaws as currently in effect, which certificate of incorporation and bylaws are all in full force and effect. The Company is not in material violation of any of the provisions of its certificate of incorporation or bylaws.

(b)    The Company does not, directly or indirectly, own any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is the Company under any current or prospective obligation to provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 3.02.    Capitalization.

(a)    The authorized capital stock of the Company consists of 150,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). At the close of business on December 21, 2017 (the “Measurement Date”), (a) 67,591,938 shares of Common Stock were issued and 67,588,990 shares of Common Stock were outstanding, (b) no shares of Preferred Stock were issued and outstanding, (c) an aggregate of 2,948 shares of Common Stock were held by the Company in its treasury, (d) an aggregate of 5,701,819 shares of Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company Stock Plans, of which 5,470,299 shares of Common Stock were underlying outstanding and unexercised Company Options and 231,520 shares of Common Stock were underlying unvested Restricted Stock Units and (e) an aggregate of 98,698 shares of Common Stock were reserved for issuance pursuant to outstanding Company Warrants. Except for changes since the close of business on the Measurement Date resulting from the exercise of Company Options, the vesting of Restricted Stock Units or the exercise of the Company Warrants, from the Measurement Date until the date hereof, the Company has not issued any shares of its capital stock, has not granted any options, restricted stock, restricted stock units, stock appreciation rights, warrants or rights or entered into any other agreements or commitments to issue any shares of its capital stock, or granted any other awards in respect of any shares of its capital stock and has not split, combined or reclassified any of its shares of capital stock. All of the outstanding Shares have been, and all shares of Common Stock reserved for issuance as noted in (d) and (e) above will be, when issued in accordance with the terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b)    Section 3.02 of the Disclosure Letter contains a true, correct and complete list, as of the close of business of the Measurement Date, of (i) the name of each holder of Company Options and Restricted Stock Units, the type and number of outstanding Company Options and Restricted Stock Units held by such holder, the grant date of each such Company Option and Restricted Stock Unit, the number of Shares such holder is entitled to receive upon the exercise of each Company Option and the corresponding exercise price, the expiration date of each Company Option and the name of the Company Stock Plan pursuant to which each such Company Option or Restricted Stock Unit was granted, and (ii) the name of each holder of Company Warrants, the number of Shares such holder is entitled to receive upon the exercise of each Company Warrant and the corresponding exercise price and the expiration date of each Company Warrant.

(c)    Except for the Company Options, the Restricted Stock Units and the Company Warrants, there are, as of the Measurement Date, no outstanding (w) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company, (x) options, warrants, rights or other agreements or commitments requiring the Company to issue, or other obligations of the Company to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) the Company (or, in each case, the economic equivalent thereof), (y) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company (the items in clauses (w), (x) and (y), together with the capital stock of the Company, being referred to collectively as “Company Securities”) or (z) obligations by the Company to make any payments based on the price or value of the Shares. There are, as of the Measurement Date, no outstanding obligations of the Company to purchase, redeem or otherwise acquire any Company Securities. There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of capital stock of the Company. All outstanding securities of the Company have been offered and issued in all material respects in compliance with the Securities Act of 1933, as amended (the “Securities Act”). The exercise price of each Company Option is not less than the fair market value of a Share on the date of grant of such Company Option. No Company Option provides for the deferral of compensation within the meaning of Section 409A of the Code. Except as set forth on Section 3.02 of the Disclosure Letter, there are no outstanding or authorized equity-based compensation awards with respect to the Company.

Section 3.03.    Authority; Board Action.

(a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, including the Offer and the Merger, have been duly, validly and unanimously authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

(b)    The Company Board, at a meeting or meetings duly called and held, has adopted resolutions (i) determining that the terms of this Agreement, the Offer, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and (iii) resolving to recommend that the Company’s stockholders accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer, which resolutions have not been subsequently rescinded, modified or withdrawn, except as may be permitted by Section 5.02.

Section 3.04.    No Conflict; Consents and Approvals. Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect solely with respect to clauses (b) through (e) below, neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will (a) violate or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of the Company, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority (including the FDA), agency, commission, tribunal or body (a “Governmental Entity”) except (i) as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any applicable foreign antitrust or competition Laws (“Foreign Antitrust Laws”), (ii) the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, and (iv) the applicable requirements of the Nasdaq Global Market, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default (or give rise to any right of termination, cancellation, modification, purchase or repurchase, option exercise, put or call, acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which the Company is a party or by which the Company, or any property or asset of the Company, is bound or affected, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Company (each, a “Lien”) other than (i) Liens which do not, individually or in the aggregate, materially detract from the value or materially interfere with any present or intended use of such property or assets (collectively, “Permitted Liens”) or (ii) Liens created by Parent or Purchaser, or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or by which any of its assets are bound.

Section 3.05.    SEC Reports; Financial Statements.

(a)    Since January 1, 2016, the Company has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC, all of which have complied as of their respective filing dates or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing, in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, in each case, the rules and regulations of the SEC promulgated thereunder. No executive officer of the Company has failed in any material respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report. None of the reports, schedules, forms, statements and other documents filed with or furnished to the SEC by the Company since January 1, 2016, including any financial statements or schedules included or incorporated by reference therein (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Reports”), at the time filed or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports.

(b)    The financial statements (including the related notes and schedules thereto) of the Company included (or incorporated by reference) in the Company SEC Reports (i) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes thereto) applied on a consistent basis during the periods involved and fairly present in all material respects the financial position of the Company as of their respective dates, and the income, stockholders equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein (subject, in the case of the unaudited financial statements, to the absence of footnotes and normal year-end audit adjustments) and (ii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. As of the date of this Agreement, the Company does not intend to correct in any material respect or restate, and to the Knowledge of the Company there is not any basis to restate, any of the audited financial statements or unaudited interim financial statements (including, in each case, the notes, if any, thereto) of the Company filed in or furnished with the Company SEC Reports. No financial statements of any Person other than the Company are required by GAAP to be included in the financial statements of the Company.

(c)    The Company has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d)    The Company has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. To the Knowledge of the Company, any material change in internal control over financial reporting required to be disclosed in any Company SEC Report has been so disclosed. The Company has made available to Parent and

Purchaser (or outside counsel) prior to the date of this Agreement a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2015 through the date hereof.

(e)    The Company is not party to, nor has entered into any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company’s in the Company’s audited financial statements or other Company SEC Reports.

(f)    To the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company. Since January 1, 2016, (i) the Company has not received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls relating to periods since January 1, 2016, including any credible complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of applicable Laws, breach of fiduciary duty or similar violation by the Company or their respective officers, directors, employees or agents to the Company Board or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

Section 3.06.    Absence of Certain Changes. Since January 1, 2017, (a) the Company has not suffered any Material Adverse Effect and there has not been any change, condition, event or development that is reasonably likely to result, individually or in the aggregate, in a Material Adverse Effect, (b) the Company has, in all material respects, conducted its business in the ordinary course of business consistent with past practice, except for the negotiation, execution, delivery and performance of this Agreement and (c) the Company has not undertaken any action that would be prohibited by Section 5.01(c), (p) and (q) if such sections were in effect at all times since September 30, 2017, except for the negotiation, execution, delivery and performance of this Agreement.

Section 3.07.    No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, known, unknown, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and reserved for in the balance sheet of the Company as of September 30, 2017 and included in the Company SEC Reports, (ii) liabilities or obligations incurred after September 30, 2017 in the ordinary course of business consistent with past practice (excluding liabilities arising out of any breach of or default under a Contract or violation of applicable Law), (iii) obligations expressly contemplated by, and fees and expenses payable to its external Representatives for services rendered in connection with, this Agreement, any other transaction documents and the transactions contemplated hereby and thereby, (iv) liabilities or obligations under Material Contracts existing as of the date of this Agreement or entered into after the date hereof as permitted under Section 5.01 of this Agreement (excluding liabilities arising out of any breach or default under such Material Contracts), and (v) liabilities or obligations that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect.

Section 3.08.    Brokers; Certain Expenses. No broker, finder, investment banker or financial advisor (other than Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC (the “Company Financial Advisors”)) is or shall be entitled to receive any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Company or any of its officers, directors or employees.

Section 3.09.    Employee Benefit Matters/Employees.

(a)    Section 3.09(a) of the Disclosure Letter sets forth a complete list of each material (i) “employee benefit plan” as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and (ii) employment, consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other compensation or incentive plans, programs, policies or agreements, (iii) medical, vision, dental or other health plans, life insurance plans, or fringe benefit plans, in each case, whether oral or written, maintained or contributed to by the Company, or required to be maintained or contributed to by the Company or otherwise providing for payments or benefits for or to any current or former employees, directors, officers or consultants of the Company and/or their dependents (collectively, the “Plans”). With respect to the Plans listed on Section 3.09(a) of the Disclosure Letter, to the extent applicable, correct and complete copies of the following have been made available to Parent by the Company: (A) all Plans, including amendments thereto; (B) the most recent annual report on Form 5500 filed with respect to each Plan (if required by applicable Law) and the most recent actuarial report in respect of any Plan that is a single employer pension plan subject to Title IV of ERISA; (C) the most recent summary plan description or other equivalent written communications by the Company or its Affiliates for each Plan, if such written communications have previously been prepared and distributed to Company employees, and all related summaries of material modifications; (D) the most recent Internal Revenue Service determination, notification or opinion letter, if any, received with respect to any applicable Plan; (E) each trust agreement relating to any Plan (as applicable); (F) all material correspondence to or from the IRS, the Department of Labor or any other Governmental Entity during the past three years; and (G) any discrimination, coverage or similar annual tests performed during the last two plan years. None of the Plans is subject to the Laws of a jurisdiction outside of the United States.

(b)    Each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the Internal Revenue Service or may rely upon a favorable prototype opinion letter from the Internal Revenue Service as to its qualified status, and, to the Knowledge of the Company, nothing has occurred since the date of the latest favorable determination letter or prototype opinion letter, as applicable, that would reasonably be expected to adversely affect the qualification of any such Plan. Each Plan and any related trust complies and has been maintained and administered in material compliance with ERISA, the Code and other applicable Laws. Other than routine claims for benefits, there are no suits, claims, proceedings, actions, governmental audits or investigations that are pending or, to the Knowledge of the Company, threatened against or involving any Plan or asserting any rights to or claims for benefits under any Plan.

(c)    No Plan is a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or Section 412 of the Code, and neither the Company nor any ERISA Affiliate sponsors, maintains, or contributes to, or has, within the past six (6) years, sponsored, maintained or contributed to, a Multiemployer Plan or other pension plan subject to Title IV of ERISA or Section 412 of the Code. “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(d)    No Plan provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by Section 4980B of the Code or ERISA or coverage through the end of the calendar month in which a termination of employment occurs).

(e)    Except as set forth on Section 3.09(e) of the Disclosure Letter, no Plan or other Contract between the Company and an employee or other individual would reasonably be expected to result in any “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code, and no person is entitled to receive any additional payment as a result of the imposition of any excise Tax under Section 4999 of the Code.

(f)    Except as set forth on Section 3.09(f) of the Disclosure Letter, neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent events) (i) entitle any current or former employee, consultant or director of the Company or any group of such employees, consultants or directors to any payment of compensation; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit.

(g)    The Company is not the subject of any pending or, to the Knowledge of the Company, threatened proceeding relating to any labor or employment matters involving any employee, including those relating to employment agreements, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, whistle blower, breach of public policy, immigration or discrimination matters, unfair labor practices or the equivalent or harassment complaints. The Company is not a party to any collective bargaining agreement, and there are no labor unions or other organizations representing, or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of the Company. There is no pending or, to the Knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company, and no such strike, dispute, walkout, slowdown or lockout has occurred within the past five (5) years. Since January 1, 2015, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the Workers Adjustment and Retraining Notification Act, or any comparable federal, state or local Law, whether domestic or international.

(h)    The Company is in material compliance with all applicable Laws, collective bargaining agreements and other material agreements or arrangements with any employee, works council, employee representative or other labor organization or group of employees, extension orders and binding customs respecting labor and employment, including its own policies, practices, handbooks, work rules and internal regulations, relating to employment, including Laws relating to discrimination, hours of work and the payment of wages or overtime wages. Except as would not reasonably be expected to result in a material liability to the Company, the Company (i) has withheld and reported and remitted all amounts required by Law or by agreement to be withheld and reported and remitted with respect to wages, salaries and other payments to employees, (ii) is not liable for any: arrears of wages, compensation, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). To the Knowledge of the Company, the Company is not the subject of investigation by any Governmental Entity relating to its employees or employment practices, and the Company is not a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity with respect to employment practices. The Company does not have current direct or indirect material liability with respect to any misclassification of any person as an independent contractor or consultant rather than as an employee, or with respect to any employee leased from another employer or any employee currently or formerly classified as exempt from overtime wages or the equivalent under applicable Law.

(i)    The employment of each employee of the Company is terminable by the Company at will.

Section 3.10.    Litigation. Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, (a) there is no claim, action, suit, litigation, proceeding or governmental or administrative investigation, audit, inquiry or action (collectively, “Legal Proceedings”) pending or, to the Knowledge of the Company, threatened against or relating to the Company, and (b) the Company is not subject to any outstanding order, writ, injunction or decree.

Section 3.11.    Title to Assets. Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, the Company has good and valid title to all assets owned by it as of the date of this Agreement, including all assets (other than capitalized or operating leases) reflected on the balance sheet of the Company as of September 30, 2017 and included in the Company SEC Reports (except for assets sold or otherwise disposed of in the ordinary course of business since September 30, 2017). Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, all of said assets are owned by the Company free and clear of any Liens (other than Permitted Liens).

Section 3.12.    Tax Matters.

(a)    The Company has timely filed all income, franchise and other material Tax Returns required to be filed. All such Tax Returns are complete and accurate in all material respects. The Company has paid all income, franchise and other material Taxes required to have been paid by it (whether or not shown on any Tax Return) other than Taxes that are not yet due and payable or that are being contested in good faith in appropriate proceedings and that have been adequately reserved for to the extent required under GAAP. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return or pay any Tax. No claim has been made in writing by any Governmental Entity that the Company is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(b)    No deficiencies for Taxes of the Company have been claimed, proposed or assessed by any Governmental Entity. There are no pending or, to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any material liability in respect to Taxes of the Company or any income, franchise or other material Tax Return of the Company. No material closing agreement, private letter ruling, technical advice memoranda, advance pricing agreement, consent to an extension of time to make an election or consent to change a method of accounting, has been requested from, entered into with or issued by any Governmental Entity with respect to the Company. The Company has made available to Parent or Parent’s Representatives accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to the Company’s Tax Returns. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens for Taxes upon any of the assets of the Company except Liens for Taxes not yet due and payable (and for which there are adequate accruals, in accordance with GAAP).

(c)    The financial statements (including the related notes and schedules thereto) of the Company included (or incorporated by reference) in the Company SEC Reports accrue all actual and contingent material liabilities for unpaid Taxes with respect to all periods through the dates thereof in accordance with GAAP.

(d)    The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(e)    The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for Tax-free treatment under Section 355 of the Code.

(f)    The Company is not a party to, or is not bound by, any Tax sharing, allocation or indemnification agreement or arrangement that will remain in effect after the Effective Time (other than customary gross-up or indemnity provisions in any credit agreement, employment agreement or similar commercial Contract, the primary purpose of which does not relate to

Taxes). The Company is not, and has not been, a member any “affiliated group” as defined in Section 1504 of the Code filing a consolidated United States federal income Tax Return or other group filing a consolidated, combined, affiliated, unitary or similar income Tax Return. The Company has no liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of local, state or foreign Law), or as a transferee or successor, by Contract or otherwise.

(g)    The Company will not be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Effective Time, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Effective Time, (iii) installment sale or open transaction entered into on or prior to the Effective Time, or (iv) prepaid amount received on or prior to the Effective Time.

(h)    The Company has not been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” as defined in Treasury Regulations 1.6011-4(b)(2) (or a similar provision of state Law).

(i)    The Company does not have, and never has had, any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for U.S. federal income Tax purposes. To the Knowledge of the Company, the Company is not subject to any Tax payment obligation or Tax Return filing obligation in any jurisdiction outside the United States.

(j)    Either (i) the Company is not, and has not been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii), or (ii) the Company Shares are regularly traded on an established securities market within the meaning of Section 1445(b)(6) of the Code and Treasury Regulations Section 1.897-9T(d)(2).

(k)    For purposes of this Agreement, (i) “Tax” shall mean any federal, state, provincial, local or foreign taxes, levies, duties, tariffs, customs, imposts and other similar charges of whatever kind or nature imposed by a Governmental Entity, including any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall or other profits, environmental, customs duties, capital stock, capital gains, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not; and (ii) “Tax Return” shall mean any report (including any information report), declaration, return, information return, schedule, claim for refund, or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof, filed or required to be filed with a Governmental Entity.

Section 3.13.    Compliance with Law. Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, (a) the Company is not, nor has it been since January 1, 2015, in conflict with, in default with respect to or in violation of, any statute, law, ordinance, rule, regulation, order, judgment, decree or requirement of a Governmental Entity (“Laws”) applicable to the Company or by which any property or asset of the Company is bound or affected, (b) the Company has all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to conduct its business as currently conducted (“Permits”) and such Permits are valid and in full force and effect and (c) the Company has not received written notice, or to the Knowledge of the Company, any other communication, from any Governmental Entity threatening to revoke any such Permit.

Section 3.14.    Environmental Matters. Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect:

(a)    The Company is, and has been at all times since January 1, 2015, in compliance with all applicable Environmental Laws. There is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company. The Company has not received any written notice of or entered into or assumed (by Contract or operation of Law or otherwise), any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws. No facts, circumstances or conditions exist that would reasonably be expected to result in the Company incurring environmental liabilities. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will trigger a requirement for an environmental investigation of any property or result in the termination or revocation of, or a right of termination or cancellation under, any Environmental Permit. There have been no Releases of Hazardous Substances on properties currently (or, to the Knowledge of the Company, formerly) owned, operated or leased by the Company.

(b)    The Company has obtained and currently maintains all Permits necessary under Environmental Laws for its operations (“Environmental Permits”), there is no investigation known to the Company, nor any action pending or, to the Knowledge of the Company, threatened against or affecting the Company or any real property operated or leased by the Company to revoke such Environmental Permits, and the Company has not received any written notice from any Person to the effect that there is lacking any Environmental Permit required under Environmental Law for the current use or operation of any property operated or leased by the Company.

(c)    For purposes of the Agreement:

(i)    “Environmental Laws” means all Laws relating (A) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource), (B) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Substances or (C) the protection of employees from work-related hazards.

(ii)    “Hazardous Substances” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum.

(iii)    “Release” means any release, spill, emission, discharge, migration, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal or leaching into the environment.

Section 3.15.    Intellectual Property.

(a)    Section 3.15(a) of the Disclosure Letter sets forth a true and complete list of all Intellectual Property owned or exclusively licensed to the Company (or non-exclusively licensed to the Company and material to the conduct of the Company’s business as currently conducted) and which, in each case, is registered or subject to an application for issuance of a patent or registration in any jurisdiction throughout the world (the “Company Registered Intellectual Property”), together with the name of the current owner(s) (including joint owners), the applicable jurisdictions, the application or registration numbers and the date of application and issuance or registration. Except as otherwise indicated in Section 3.15(a) of the Disclosure Letter, the Company is the exclusive owner of all Company Registered Intellectual Property. Without limiting the foregoing, to the Knowledge of the Company, each Person who is or was an employee or contractor (individually or as a contracting entity) of the Company and who is or was involved in the creation or development of any Company Registered Intellectual Property for or on behalf of the Company has executed a valid, enforceable agreement containing an assignment to the Company of all of such employee’s rights (and (x) in the case of an individual contractor, of all such contractor’s rights, and (y) in the case of a contracting entity, all of such contracting entity’s rights) to such Company Registered Intellectual Property.

(b)    The Company is the sole and exclusive or joint owner of or has a valid and legally enforceable license to use, in each case, free and clear of any Liens other than Permitted Liens, all Company Registered Intellectual Property.

(c)    To the Knowledge of the Company, and except as set forth in Section 3.18(a) of the Disclosure Letter as expired, lapsed or abandoned, all Company Registered Intellectual Property is subsisting and, with respect to issued patents and registered trademarks within the Company Registered Intellectual Property, is valid and enforceable. To the knowledge of the Company, all maintenance and renewal fees having non-extendible due dates for payment prior to the date of this Agreement and that are necessary to preserve the material rights of the Company in connection with the Company Registered Intellectual Property listed in Section 3.15(a) of the Disclosure Letter have been paid.

(d)    To the Knowledge of Company, no third party which is not the U.S. Patent and Trademark Office or any foreign governmental administrative agency for patent and/or trademark matters (the “Governmental Patent Authority”) is overtly challenging in writing the right, title or interest of any of the Company or any licensor of the Company in, to or under the Company Registered Intellectual Property, or the validity, enforceability or claim construction of any patents within the Company Registered Intellectual Property. To the Knowledge of the Company, there is no post-grant proceeding, interference, reissue, reexamination, post-grant review, inter partes reexamination, supplemental examination, opposition, revocation, cancellation, proceeding, or objection, in each case initiated by a third party other than a Governmental Patent Authority, pending with regard to any Company Registered Intellectual Property. To the Knowledge of the Company, none of the Company Registered Intellectual Property is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Entity other than a Governmental Patent Authority that limits the ability of the Company to exploit any Company Registered Intellectual Property.

(e)    Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, and to the Knowledge of the Company, the operation of the business of the Company as currently conducted does not infringe, violate or misappropriate the Intellectual Property of any third party. Since January 1, 2015, the Company has not received any written notice from any third party alleging that the operation of the business of the Company as currently conducted infringes, violates or misappropriates the Intellectual Property of such third party.

(f)    Except as has resulted or would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, to the Knowledge of the Company, no third party, including any employee or former employee of the Company, is infringing, violating or misappropriating any of the Intellectual Property of the Company.

(g)    Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, to the Knowledge of the Company, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution have been or are being used, directly or indirectly, to develop or create, in whole or in part, any Company IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Entity or institution obtaining ownership or use rights to such Company IP, or require or obligate the Company to grant or offer to any Governmental Entity or institution any license or right to such Company IP or require the Company to reimburse or repay any grant under any contingent or non-contingent payment obligations.

(h)    The Company has taken reasonable commercial efforts to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information held by the Company, or purported to be held by the Company in its public filings or by officers of the Company, as a trade secret, the value of which is contingent upon maintaining the confidentiality thereof.

(i)    To the Knowledge of the Company, (i) no individual involved in the creation, discovery, or development of any Company IP owned by the Company, or purported to be owned by the Company in its public filings or by officers of the Company, is entitled to make any claim for the benefit of that individual to: (A) any right, title or interest in such Company IP; or (B) any compensation or remuneration in relation to the exploitation of such Company IP, and

(ii) in the case of patents within the Company IP, no compensation is owed to any individual who at any time was employed or otherwise engaged by the Company in connection with the conception or reduction to practice of material inventions disclosed in such patents.

(j)    To the Knowledge of the Company, the Company has the right to use all data generated in the course of, or as a result of, any clinical trial or other testing in humans or any manufacture of products or product candidates in each case, conducted by or on behalf of the Company.

(k)    To the Knowledge of the Company, neither the execution, delivery or performance of this Agreement by the Company nor the consummation of any transactions hereunder will result in any material limitation on the Company’s right, title or interest in or to any of the Company IP or result in a breach of, default under or termination of any Contract with respect to Company IP.

(l)    For purposes of this Agreement:

(i)    “Company IP” shall mean (a) all Intellectual Property that is owned by the Company or purported to be owned by the Company in its public filings or by officers of the Company, and (b) all Intellectual Property licensed to the Company, other than pursuant to software license agreements entered in the ordinary course of business consistent with past practice for any third-party non-customized commercially available software.

(ii)    “Intellectual Property” shall mean, in any jurisdiction throughout the world, (i) patents and applications therefor, including all certificates of invention, provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions and the equivalents of any of the foregoing in any jurisdiction, (ii) trade secrets and know-how, (iii) copyright registrations and applications therefor, works of authorship, and moral rights, (iv) computer software, including all source code, object code and related documentation, (v) trademarks, service marks, brand names, logos, certification marks, trade names, corporate names and other indications of origin, registrations and applications to register the foregoing, including any extension, modification or renewal of any such registration or application, and all goodwill associated with any of the foregoing, (vi) registered domain names and social media properties, and (vii) all U.S. and foreign rights arising under or associated with any of the foregoing.

Section 3.16.    Real Property.

(a)    The Company does not own any real property.

(b)    Section 3.16(b) of the Disclosure Letter sets forth a true, correct and complete list of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Real Property Leases”). The Company has heretofore made available to Parent true, correct and complete copies of all Real Property Leases (including all modifications, amendments, supplements, waivers and side letters thereto). Except for matters that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) each Real Property Lease is valid, binding and in full force and effect, all rent and other sums and charges payable by the Company as tenant thereunder are current, (ii) no termination event or condition or uncured default on the part of the Company or, to the Knowledge of the Company, the landlord thereunder exists under any Real Property Lease, (iii) the Company has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except for (A) those reflected or reserved against in the balance sheet of the Company as of September 30, 2017, and included in the Company SEC Reports, (B) Taxes and general and special assessments not in default and payable without penalty and interest and (C) any Permitted Liens and (iv) the Company has not received written notice of any pending, and, to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Real Property Leases.

Section 3.17.    Material Contracts.

(a)    Section 3.17(a) of the Disclosure Letter lists as of the date hereof, and the Company has made available to Parent and Purchaser (or outside counsel) true, correct and complete (subject to any necessary redactions) copies of, all Contracts to which the Company is a party or by which the Company or any of its properties or assets is bound that:

(i)    would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)    contains covenants that materially limit (now or in the future, including pursuant to any subsequent act or omission) the ability of the Company: (A) to compete in any business or with any Person or in any geographic area or to sell, supply or distribute any service or product (including any non-compete, exclusivity or “most-favored nation” provisions), (B) to purchase or acquire an interest in any other entity, except, in each case, for any such Contract that may be cancelled without notice or penalty or other liability of the Company upon notice of ninety (90) days or less, (C) to enforce its rights under any Contract, agreement or applicable Law, including any covenant not to sue, or (D) make use of any Company IP;

(iii)    provides for or governs the formation, creation, operation, management or control of any partnership or joint venture;

(iv)    relating to the lease or sublease of Real Property Leases;

(v)    involves (A) a third party granting the Company a license, right or immunity (including any covenant not to sue) to any material Intellectual Property (other than shrink-wrap, click-wrap and off-the-shelf or commercially available software) or (B) the joint development of Intellectual Property, products or technology with a third party;

(vi)    contains continuing obligations or interests involving (A) milestone or similar payments or (B) payments or royalties or other amounts calculated based upon any revenues or income of the Company;

(vii)    except for Contracts disclosed under Section 3.09(a) above, requires or permits the Company, or any successor to or acquiror of the Company, to make any payment to another Person as a result of a merger or change of control of the Company or gives another Person a right to receive or elect to receive such a payment (in each case, other than with respect to any Contract providing for any such payment made to a Company employee);

(viii)    involves sole-source or single-source suppliers of material tangible products or services (including any of the Company’s products or product candidates);

(ix)    involves the license by the Company of any of the material Company Registered Intellectual Property to any third party (other than as ancillary to a sale of products to customers);

(x)    constitutes a material manufacturing, supply, distribution or marketing agreement that (A) provides for minimum payment obligations by the Company in excess of $750,000 (x) since January 1, 2017 or (y) during any prospective twelve (12) month period or (B) contains a covenant not to sue a third party;

(xi)    relates to indebtedness or any financial guaranty thereof, in each case, having an outstanding principal amount in excess of $750,000;

(xii)    was entered into after January 1, 2015, or has not yet been consummated, and involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interest of another Person;

(xiii)    by its terms calls for aggregate payments or receipts by the Company in excess of $750,000 (A) since January 1, 2017 or (B) over its remaining term (including by means of royalty payments); and

(xiv)    that individually or together with any other Contracts with a Person (or group of affiliated Persons), the breach or termination of which would reasonably be expected to have or result in a Material Adverse Effect.

Each Contract of the type described in clauses (i) through (xiv) above, other than a Plan, is referred to herein as a “Material Contract.”

(b)    Except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, (ii) the Company has performed and complied with all obligations required to be performed or complied with by it under each Material Contract and, to the Knowledge of the Company, each other party to each Material Contract has performed all obligations required to be performed by it under such Material Contract, and (iii) there is no default under any Material Contract by the Company or, to the Knowledge of the Company, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the Knowledge of the Company, by any other party thereto.

(c)    Except as expressly set forth in the terms of the Amended and Restated License, Development and Commercialization Agreement by and between the Company and Eli Lilly & Co. (“Eli Lilly”) dated March 22, 2017 (the “Eli Lilly Agreement”), Company has no material ongoing liability or material potential liability to Eli Lilly or its Affiliates arising out of the Original Agreement (as defined in the Eli Lilly Agreement).

Section 3.18.    Regulatory Compliance. Except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect:

(a)    The Company is, and since January 1, 2015 has been, in compliance with all Laws administered by the United States Food and Drug Administration (the “FDA”) applicable to the Company, or by which any property, business product or other asset of the Company is bound or affected, including the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the regulations promulgated thereunder (collectively, “FDA Laws”). To the Knowledge of the Company, the Company has not received any written notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation or arbitration from any Governmental Entity, including the FDA, alleging potential or actual non-compliance by, or liability of, the Company under any FDA Laws.

(b)    The Company is, and since January 1, 2015 has been, in compliance with all healthcare Laws applicable to the operation of its business as currently conducted, including any and all federal, state and local fraud and abuse Laws, or any regulations promulgated thereunder, including, without limitation, (i) the federal Anti- Kickback Statute (42 U.S.C. § 1320a- 7(b)), (ii) the civil False Claims Act (31 U.S.C. § 3729 et seq.), (iii) the federal Physician Self-Referral (Stark) Law (42 U.S.C. § 1395nn), and (iv) the Civil Monetary Penalties Law (42 U.S.C. §§1320a–7a).

(c)    The Company holds such Permits of the FDA required for the conduct of its business as currently conducted (collectively, the “FDA Permits”) and all such FDA Permits are in full force and effect. The Company has fulfilled and performed all of its obligations with respect to the FDA Permits, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any FDA Permit.

(d)    To the Knowledge of the Company, the clinical and pre-clinical studies conducted by or on behalf of or sponsored by the Company were and, if still pending, are being conducted in accordance with standard medical and scientific research procedures and all applicable FDA Laws. The Company has not received any written notices or correspondence, to the Knowledge of the Company, any oral correspondence from the FDA or any other Governmental Entity performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre- clinical studies requiring the termination, suspension or material modification of such studies.

(e)    To the Knowledge of the Company, and except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, the Company is, and each Person acting on its behalf (including any Third Party Service Provider) is, and has been, in material compliance with (i) all applicable Laws relating to the privacy, data protection and security of any Personal Information, (ii) all privacy, data protection and security policies of the Company concerning patient medical records and other Personal Information, and (iii) any contractual requirements to which the Company is subject that relate to any of the foregoing. To the Knowledge of the Company, and except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, neither the Company nor any Third Party Service Provider, has experienced or been notified in writing of any security breaches with respect to (including any that have resulted in the public disclosure of or any other unauthorized access to) any Personal Information or any confidential information of the Company. The Company has, and, to the Knowledge of the Company, each of its Third Party Service Providers has, taken reasonable actions and implemented policies and procedures which, in each case, are reasonably appropriate to protect and maintain the security of all Personal Information and confidential information of the Company, including from any unauthorized access or use. The Company has not received, since January 1, 2015, a written (or to the Knowledge of the Company, oral) complaint regarding the Company’s use, collection, storage, disclosure, receipt or transfer of Personal Information. To the Knowledge of the Company, and except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, the execution, delivery and performance of this Agreement will comply with all applicable Laws relating to privacy and with the Company’s privacy policies.

(f)    Neither the Company or, to the Knowledge of the Company, any of its employees is or has been (i) debarred from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) or, to the Knowledge of the Company, any corresponding state or foreign Law, or (ii) listed on the Office of Inspector General for the Department of Health and Human Services or the General Services Administration excluded persons list, and there are no proceedings pending or, to the Knowledge of the Company, threatened that would be reasonably likely to result in criminal liability or debarment or disqualification by any Governmental Entity.

(g)    The Company has not, to its Knowledge: (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Entity, (ii) failed to disclose a material fact required to be disclosed to the FDA, (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. The Company is not the subject of any pending or, to the Knowledge of the Company, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy

(h)    The Company’s diagnostic tests developed by the Company for use with each of the product candidates, drugs or compounds that the Company is developing or seeking regulatory approval for as of the date of this Agreement (including taladegib, entrectinib and RXDX-105, RXDX-106, RXDX-107, and RXDX-109) were designed to be lawfully marketed under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 201 et seq.) as presently enforced by the FDA pursuant to its exercise of enforcement discretion over laboratory developed tests (“LDTs”). With respect to any diagnostic assays not lawfully marketed as LDTs, the Company has complied with all FDA regulations regarding use of investigational medical devices, such as the Investigational Device Exemption regulations under 21 C.F.R. Part 812, and have obtained clearance or approval from the FDA as required, except in each case where any non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 3.19.    Insurance. Section 3.19 of the Disclosure Letter sets forth a true, correct and complete list of all currently effective material insurance policies issued in favor of the Company, or pursuant to which the Company is a named insured or otherwise a beneficiary. Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, the Company is covered by valid and currently effective insurance policies issued in favor of the Company that the Company believes to be customary and adequate for companies of similar size in the industries and locations in which the Company operates. Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, with respect to each such insurance policy, (a) the policy is in full force and effect and all premiums due thereon have been paid, (b) the Company is not in breach or default, and the Company has not taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy, and (c) to the Knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy. The Company maintains mandatory insurance policies in compliance in all material respects with applicable Law. Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, there is no claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 3.20.    Certain Payments. Except for matters that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, the Company has not (nor, to the Knowledge of the Company, have any of its Representatives) (a) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) violated any provision of the Foreign Corrupt Practices Act of 1977 or similar applicable foreign, federal or state Law, (d) established or maintained any unlawful fund of corporate monies or other properties or (e) made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature.

Section 3.21.    Related Party Transactions. No current director, officer, Affiliate or Associate of the Company (a) has outstanding any indebtedness to the Company or is owed any indebtedness from the Company (other than liabilities occurred in the ordinary course of business and consistent with past practices) or (b) is otherwise a party to, or directly or indirectly benefits from, any material Contract with the Company of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.22.    Opinion of Financial Advisors of the Company. Prior to the execution of this Agreement, the Company has received an opinion from each of the Company Financial Advisors, to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Offer Price is fair to the stockholders of the Company from a financial point of view, and each such opinion has not been withdrawn or modified. As soon as practicable following the date hereof, an executed copy of each such opinion will be made available to Parent for informational purposes only.

Section 3.23.    Takeover Statutes. The Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions. To the Knowledge of the Company, no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) is applicable to this Agreement or the tender and support agreements.

Section 3.24.    No Vote Required. No vote of the holders of any class or series of Company Shares is necessary to approve this Agreement or to consummate the Transactions.

Section 3.25.    Information Supplied. Each document required to be filed by the Company with the SEC in connection with the Offer, the Merger and the other Transactions (collectively, the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. None of the Company Disclosure Documents will, on the date of such filing or mailing to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for inclusion or incorporation by reference in the Offer Documents will, at the time the Offer Documents are filed with the SEC, at any time the Offer Documents are amended or supplemented, or at the time the Offer Documents are first distributed or otherwise disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 based on information supplied by or on behalf of Parent in writing specifically for inclusion or incorporation by reference therein.

Section 3.26.    No Other Representations or Warranties. Without limiting Parent’s rights in the case of common law fraud or any Willful and Material Breach of this Agreement, except for the representations and warranties contained in this Article III or in the certificate to be delivered by the Company in connection with the Offer and the Merger, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Purchaser in connection with the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

Section 4.01.    Organization and Qualification. Each of Parent and Purchaser is a duly organized and validly existing corporation in good standing under the Laws of the jurisdiction of its organization. All of the issued and outstanding capital stock of Purchaser is owned directly or indirectly by Parent.

Section 4.02.    Authority. Each of Parent and Purchaser has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Purchaser and, subject to the adoption of this Agreement by Parent, as the sole stockholder of Purchaser (which adoption shall occur immediately after the execution and delivery of this Agreement), the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings on the part of Parent and Purchaser (including by their respective boards of directors). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and constitutes a valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy Laws, insolvency, moratorium, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

Section 4.03.    No Conflicts; Consents and Approvals. Except as would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the transactions contemplated hereby, neither the execution and delivery of this Agreement by Parent or Purchaser nor the consummation of the transactions contemplated hereby will (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of Parent or Purchaser, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) as may be required under the HSR Act and any Foreign Antitrust Laws, (ii) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, or (iii) the filing and recordation of appropriate merger documents as required by the DGCL, (c) violate, conflict with or result in a breach of any provision of, or require any consent, waiver or approval or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any material Contract to which Parent or Purchaser or any of their respective Subsidiaries is a party or by which the assets of Parent or any of their respective Subsidiaries may be bound or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Purchaser or any of their respective Subsidiaries or by which any of their respective assets are bound.

Section 4.04.    Litigation. Except as would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the transactions contemplated hereby, (a) as of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened against or relating to Parent or any of its Subsidiaries, and (b) neither Parent nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree that imposes any legal restraint on or prohibition against the transactions contemplated by this Agreement.

Section 4.05.    Interested Stockholder. Neither Parent nor any of its Subsidiaries is, or since has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL.

Section 4.06.    Sufficient Funds. Parent has, and will continue to have from the date hereof until the Effective Time, the funds necessary to consummate the Offer and the Merger and pay the Offer Price or the Merger Consideration, as applicable, to holders of Shares, the Option Consideration to the holders of the Company Options, RSU Consideration to the holders of the Restricted Stock Units and the Warrant Consideration to the holders of the Company Warrants, and to pay all other costs, fees and expenses incurred by Parent, Purchaser and the Company in connection with this Agreement and the transactions contemplated by this Agreement. Parent expressly agrees and acknowledges that its obligations hereunder, including its and Purchaser’s obligations to consummate the Offer and the Merger, are not subject to, or conditioned on, Parent’s or Purchaser’s receipt of financing.

Section 4.07.    Brokers. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent and Purchaser.

Section 4.08.    No Other Information. Parent and Purchaser acknowledge that the Company makes no representations or warranties as to any matter whatsoever regarding the subject matter of this Agreement except as expressly set forth in Article III, including the Company Disclosure Letter and in the certificate to be delivered by the Company in connection with the Offer. Notwithstanding anything to the contrary contained in this Section 4.08 or elsewhere in this Agreement, nothing in this Section 4.08 will operate to limit any right or remedy that Parent, Purchaser or any of their respective Representatives may have against any Person for common law fraud or any Willful and Material Breach of this Agreement by the Company or any of the Company’s Affiliates or Representatives.

ARTICLE V

COVENANTS

Section 5.01.    Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 7.01, except as (x) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (y) specifically required by this Agreement or (z) set forth in Section 5.01 of the Disclosure Letter, the Company (i) will conduct its operations according to its ordinary course of business consistent with past practice and in compliance with all applicable Laws and the requirements of all Material Contracts, and will use its commercially reasonable efforts to preserve intact its business organization, keep available the services of its current officers and employees and preserve the present relationships and goodwill with all material suppliers, any Governmental Entity and any Person having significant business relationships with the Company, and (ii) without limiting the generality of the foregoing, will not:

(a)    issue, sell, grant options or rights to purchase or receive, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any Company Securities or any other right the value of which is in any way based on or derived from the value of any Company Securities, other than Shares issuable upon exercise of the Company Options or Company Warrants or vesting of Restricted Stock Units outstanding on the date hereof in accordance with their terms;

(b)    except as required by applicable Law, establish, adopt, terminate or amend any Company Stock Plan, or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Stock Plans;

(c)    enter into or amend any Plan or any management, employment, indemnification, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between the Company and any current or former officer or other employee, contractor, consultant or director of or to the Company that would be a Plan if entered into or adopted after the date of this Agreement;

(d)    acquire or redeem, directly or indirectly, or amend any Company Securities, other than in connection with the exercise of the Company Options or vesting of Restricted Stock Units, or satisfaction of any tax withholding in connection therewith, outstanding on the date hereof in accordance with the terms of the Company Equity Plans;

(e)    fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to material assets, operations and activities of the Company as currently in effect;

(f)    split, combine or reclassify any Company Security or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any Company Security;

(g)    enter into any stockholder rights plan or similar arrangement;

(h)    (i) make any acquisition or disposition or cause any acquisition or disposition to be made, by means of a merger, consolidation, recapitalization or otherwise, of any business, assets or securities (other than any acquisition or disposition of assets in the ordinary course of business consistent with past practice) or any sale, lease, encumbrance or other disposition of assets or securities of the Company or any third party, in each case involving the payment of consideration (including consideration in the form of assumption of liabilities) in excess of $1 million or the disposition of assets or securities with a fair market value in excess of $1 million, except for purchases or sales of raw materials or inventory made in the ordinary course of business and consistent with past practice, (ii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, (iii) enter into or terminate a Material Contract or amend any Material Contract in any material respect or waive, assign, grant any release or relinquishment of any material rights or benefits under any Material Contract, (iv) other than with respect to immaterial Contracts, entered into or amended in the ordinary course of business consistent with past practice for a term of less than twelve (12) months, enter into or amend any Contracts, including any Material Contract, to which the Company is a party or by which the Company or any of its properties or assets is bound, with any supplier or contract manufacturing organization of the Company, or (v) form any Subsidiary, acquire any equity interest in any other Person or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(i)    incur, guarantee, assume or otherwise become liable or responsible for any long-term debt or short-term debt, except for short-term debt incurred in the ordinary course of business consistent with past practice to fund working capital requirements;

(j)    assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person;

(k)    make any loans, advances or capital contributions to, or investments in, any other Person;

(l)    change in any material respect, any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable Law;

(m)    fail to establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all of the Company’s material unpaid Taxes for the period from the date of this Agreement through the Effective Time;

(n)    make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, enter into any material closing agreement, extend the statute of limitations (or file any extension request) relating to material Taxes with any Governmental Entity, take any material position on a Tax Return inconsistent with a position taken on a Tax Return previously filed, amend any material Tax Return, settle, compromise or enter into any closing agreement with respect to any material Tax claim or assessment, surrender any right to claim a material Tax refund, offset or other material reduction in Tax liability, or enter into any Material Contract with or request any material ruling from any Governmental Entity relating to Taxes;

(o)    amend or permit the adoption of any amendments to its certificate of incorporation (whether by merger, consolidation or otherwise);

(p)    grant any severance or termination pay (other than in accordance with the terms of a Plan as in effect immediately prior to the date of this Agreement or as required by applicable Law), or grant any increases in, accelerate the vesting or funding of, or waive any rights with respect to any compensation or benefits payable to its officers, directors, employees or consultants;

(q)    enter into any collective bargaining or similar labor agreement;

(r)    adopt, enter into, amend or terminate any Plan (other than as required by applicable Law);

(s)    incur any capital expenditure or any obligations, liabilities or indebtedness in respect thereof, except for (i) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been provided or made available to Parent prior to the date of this Agreement and (ii) any unbudgeted capital expenditure, in an amount not to exceed in any year, in the aggregate, $1 million;

(t)    settle (i) any suit, action, claim, proceeding or investigation that is disclosed in the Company SEC Reports filed prior to the date hereof or (ii) any other suit, action, claim, proceeding or investigation other than a settlement solely for monetary damages (without any admission of liability or other adverse consequences or ongoing restrictions or obligations on the Company, Parent, Purchaser or the Surviving Corporation) in excess of $1 million individually or $3 million in the aggregate;

(u)    commence any suit, action, claim, proceeding or investigation, except in connection with a breach of this Agreement or any other agreements contemplated hereby;

(v)    authorize any of, or commit, resolve or agree to take any of, the foregoing actions described in this Section 5.01.

Notwithstanding the foregoing, nothing contained in this Agreement shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company prior to the Effective Time.

Section 5.02.    No Solicitation.

(a)    For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that is executed prior to the date of this Agreement or, if executed thereafter, does not prohibit the Company from providing any information to Parent in accordance with this Section 5.02 or otherwise prohibit the Company from complying with its obligations under this Section 5.02.

(b)    Except as permitted by this Section 5.02, until the earlier of the Offer Acceptance Time and the termination of this Agreement, the Company shall not, and shall direct and use reasonable best efforts to cause its Representatives not to, (i) continue any solicitation, knowing encouragement, or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, (ii) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any material non-public information for the purpose of soliciting, knowingly encouraging or knowingly facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (iv) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. Within five (5) days from the date of this Agreement, the Company shall, and shall direct its Representatives to, request the return or destruction of all material non-public information provided to third parties prior to the date of this Agreement that have, within the twelve

(12) month period preceding the date of this Agreement, entered into confidentiality agreements relating to a possible Acquisition Proposal and immediately terminate access by any third party to any data room (virtual or actual) containing any of the Company’s material non-public information.

(c)    If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time the Company or any of its Representatives receives a bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from any breach of this Section 5.02, (i) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (ii) if the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including material non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal; provided, that the Company shall concurrently provide to Parent any material non-public information concerning the Company that is provided to any Person given such access, which was not previously provided to Parent or its Representatives.

(d)    Following the date of this Agreement, the Company shall (i) promptly (and in any event within forty-eight (48) hours after an executive officer or director of the Company obtaining knowledge of receipt) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company or any of its Representatives, (ii) with respect to an Acquisition Proposal, provide its material terms and conditions (redacted as to conceal the identity of the Person or group making the Acquisition Proposal), and (iii) keep Parent reasonably informed of the status of (including changes to any material terms of, and any other material developments with respect to) such Acquisition Proposal on a prompt basis. Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after any determination) advise Parent in writing if the Company Board determines to begin providing information or engaging in discussions or negotiations concerning an Acquisition Proposal.

(e)    Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company Stockholders that the Company determines is required by applicable Laws or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that this Section 5.02 shall not be deemed to permit the Company Board to make an Adverse Recommendation Change except to the extent permitted by Section 5.02(f).

(f)    The Company hereby consents to the Offer and represents that the Company Board, at a meeting duly called and held, has made the Company Board Recommendation. Subject to this Section 5.02, the Company hereby consents to the inclusion of a description of the

Company Board Recommendation in the Offer Documents. Except as provided below, neither the Company nor the Company Board shall (i) (A) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (B) make, or publicly propose to make, any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act, (D) fail to recommend against an Acquisition Proposal within five (5) Business Days after a request by Parent to do so or (E) resolve, agree or publicly propose to take any such actions (each such action set forth in clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) authorize, approve, recommend or publicly propose to, or cause or permit the Company to, enter into any letter of intent, agreement in principle, acquisition agreement or any other agreement (other than an Acceptable Confidentiality Agreement) related to any Acquisition Proposal.

Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time:

(A)    if the Company has received a bona fide written Acquisition Proposal that did not result from, directly or indirectly, a breach of this Section 5.02 from any Person that has not been withdrawn and, after consultation with outside legal counsel and its financial advisors, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Proposal, (x) the Company Board may make an Adverse Recommendation Change, or (y) the Company may terminate this Agreement to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a “Specified Agreement”), with respect to such Superior Proposal, in each case if and only if: (a) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws; (b) the Company shall have given Parent prior written notice of its intention to consider making an Adverse Recommendation Change or terminating this Agreement pursuant to Section 7.01(c)(ii) at least three (3) Business Days prior to making any such Adverse Recommendation Change or termination (a “Determination Notice”) (which notice shall not constitute an Adverse Recommendation Change or termination); and (c)(1) the Company shall have provided to Parent the material terms and conditions of the Acquisition Proposal and the identity of the Person making the Acquisition Proposal), (2) the Company shall have given Parent the three (3) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Proposal, and shall have negotiated in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and its financial advisors, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(c)(ii)

would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f), in compliance with Section 5.02(e), shall not be considered an Adverse Recommendation Change and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 5.02(f). For the avoidance of doubt, the provisions of this Section 5.02(f)(A) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days; and

(B)    other than in connection with an Acquisition Proposal, the Company Board may make an Adverse Recommendation Change in response to an Intervening Event, if and only if: (a) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company stockholders under applicable Laws; (b) the Company shall have given Parent a Determination Notice at least three (3) Business Days prior to making any such Adverse Recommendation Change; and (c) (1) the Company shall have specified the Intervening Event in reasonable detail, (2) the Company shall have given Parent the three (3) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Intervening Event would no longer necessitate an Adverse Recommendation Change, and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Adverse Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws. For the avoidance of doubt, the provisions of this Section 5.02(f)(B) shall also apply to any material change to the facts and circumstances relating to such Intervening Event and require a new Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.

Section 5.03.    Access to Information.

(a)    From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company will (i) give Parent and Purchaser and their authorized Representatives reasonable access (during regular business hours upon reasonable notice) to such employees, offices, and other facilities and to such books, contracts, commitments and records (including Tax Returns) of the Company as Parent may reasonably request and instruct the Company’s independent public accountants to provide access to their work papers and such other information as Parent or Purchaser may reasonably request, (ii) permit Parent and Purchaser to make such inspections as they may reasonably require, (iii) furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the Company as Parent or Purchaser may from time to time reasonably request and (iv) furnish promptly to Parent and Purchaser a copy of each report, schedule and other document filed or received by the Company during such period pursuant to the requirements of the federal or state securities Laws, provided, however, that the foregoing shall not require the Company to disclose or provide access to the extent that such disclosure or access in the Company’s judgment (A) contravenes applicable Law, (B) causes a waiver of an attorney-client privilege or other privilege or loss of attorney work product protection, (C) violates a confidentiality obligation to any Person or (D) interferes unreasonably with the business and operations of the Company. Notwithstanding the foregoing, the Company shall use commercially reasonable efforts from and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Laws, agreements or duty and information shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent that the Company determines is reasonably required for the purpose of complying with the HSR Act, the Sherman Act, the Clayton Act, the FTC Act or any Foreign Antitrust Law. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.03(a) shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

(b)    All information obtained by Parent or Purchaser pursuant to Section 5.03(a) shall be subject to the provisions of the Confidentiality Agreement.

Section 5.04.    Notices of Certain Events. The Company shall promptly notify Parent of

(a)    to the Knowledge of the Company, any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with or relating to the transactions contemplated by this Agreement;

(b)    any written notice or other communication from any Governmental Entity received by the Company in connection with or relating to the transactions contemplated by this Agreement; and

(c)    any suits or proceedings commenced against the Company that relate to the consummation of the transactions contemplated by this Agreement;

provided that the delivery of any notice pursuant to this Section 5.04 shall not limit or otherwise affect the remedies available hereunder to Parent.

Section 5.05.    Reasonable Best Efforts.

(a)    Subject to the terms and conditions of this Agreement, each of the Company, Parent and Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions that are necessary or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by this Agreement, including filing within ten (10) Business Days any required submissions under the HSR Act and using reasonable best efforts to accomplish the following: (i) filing any required submissions as soon as is reasonably practicable under any Foreign Antitrust Law which Parent determines should be made, in each case, with respect to this Agreement, the Offer, the Merger and the other transactions contemplated hereby, (ii) furnishing information required in connection with such submissions under the HSR Act or any Foreign Antitrust Law (including responding to any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable), (iii) keeping the other parties reasonably informed with respect to the status of any such submissions under the HSR Act or any Foreign Antitrust Law, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, administrative or judicial action or proceeding or Legal Proceeding under the HSR Act, the Federal Trade Commission Act, as amended (the “FTC Act”), the Clayton Act of 1914, as amended (the “Clayton Act”), the Sherman Antitrust Act of 1890, as amended (the “Sherman Act”) or any Foreign Antitrust Law and (D) the nature and status of any objections raised or proposed or threatened to be raised under the HSR Act, the FTC Act, the Clayton Act, the Sherman Act or any Foreign Antitrust Law with respect to this Agreement, the Offer, the Merger or the other transactions contemplated hereby and (iv) obtaining all necessary actions or non-actions, waivers, consents, clearances and approvals from any Governmental Entity. The Company, Parent and Purchaser shall use their reasonable best efforts to cooperate with each other: (1) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other supranational, national, federal, state, foreign or local Law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other Contracts material to the Company’s business in connection with this Agreement, the Offer, the Merger or the consummation of the other transactions contemplated hereby and (2) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers. Parent shall be responsible for all filing fees in connection with the filings determined to be required by the parties under the HSR Act or any Foreign Antitrust Law.

(b)    The Company, on the one hand, and Parent and Purchaser, on the other hand, shall: (i) promptly notify each other party of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such Person from a Governmental Entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Entity and (ii) keep each other party reasonably informed of any developments, requests for meetings or discussions with any Governmental Entity in respect of any filings, investigation or inquiry concerning the Transactions. The Company, Parent and Purchaser agree not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transaction unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity or by Law, gives the other party the opportunity to attend and participate where appropriate and advisable under the circumstances.

(c)    Notwithstanding the foregoing, Parent and Purchaser shall not be required to commit to or effect, by consent decree, hold-separate orders or similar arrangements, trust, or otherwise, conduct of business restrictions, or the sale or disposition of any assets or businesses in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any order, decree or ruling, that would otherwise have the effect of preventing or delaying the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement.

(d)    In the event that any Legal Proceeding or other administrative or judicial action is commenced challenging any of the transactions contemplated hereby and such Legal Proceeding or other action seeks to prevent, impede or delay the consummation of the Offer, the Merger or any other transaction contemplated by this Agreement, the Company shall cooperate with Parent and Purchaser and use its best efforts if and as requested by Parent to contest and resist any such Legal Proceeding or other action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that may result from such litigation, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement; provided that neither Parent nor Purchaser shall be required to contest or resist any such Legal Proceeding or other action or to seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that may result from such Legal Proceeding or other action, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, nor shall Parent or Purchaser be required to commence any Legal Proceeding or other action for the purpose of removing any impediment to consummation of the transactions contemplated by this Agreement.

Section 5.06.    Indemnification, Exculpation and Insurance.

(a)    Parent and Purchaser agree that all rights to indemnification, exculpation and advancement of expenses existing in favor of the current or former directors, officers and employees of the Company (each an “Indemnified Person”) as provided in the Company’s certificate of incorporation or bylaws or under any agreement filed as an exhibit to a Company SEC Report filed at least two (2) Business Days prior to the date hereof or listed on Section 3.17 of the Disclosure Letter, in each case, as in effect on the date hereof, for acts or omissions occurring prior to or at the Effective Time shall be assumed and performed by the Surviving Corporation and shall continue in full force and effect for a period not less than six (6) years.

(b)    From and after the Effective Time, Parent will cause to be maintained in effect for a period of six (6) years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); and provided further that in no event shall Parent or the Company be required to pay annual premiums for insurance under this Section 5.06(b) in excess of 300% of the amount of the annual premiums paid by the Company in fiscal year 2017 for such purpose, it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount. Prior to the Effective Time, notwithstanding anything to the contrary in this Agreement, the Company may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less advantageous than the directors’ and officers’ liability insurance policies. In the event that the Company purchases such a “tail” policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 5.06(b) for so long as such “tail” policy shall be maintained in full force and effect.

(c)    Notwithstanding anything herein to the contrary, if any Indemnified Person notifies the Surviving Corporation on or prior to the sixth anniversary of the Effective Time that a claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) has been made against such Indemnified Person, the provisions of this Section 5.06 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(d)    This Section 5.06 shall survive the acceptance of Company Shares for payment pursuant to the Offer and the consummation of the Merger and is intended to benefit, and shall be enforceable by, the Indemnified Persons and their respective heirs and legal representatives.

(e)    In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.06.

Section 5.07.    Employee Matters.

(a)    From and after the Closing Date, Parent shall or shall cause the Surviving Corporation to assume, honor and fulfill all of the Company’s employment, retention, severance and change in control obligations in accordance with the terms of the applicable Plan as in effect immediately prior to the date of this Agreement. In addition, Parent agrees to cause the Surviving Corporation to pay any earned but unpaid bonuses earned for 2017 in accordance with the Company’s annual bonus Plan to the extent such amounts remain unpaid as of the Closing Date.

(b)    Following the Closing Date and for a period ending not earlier than December 31, 2018, Parent shall or shall cause the Surviving Corporation to provide or maintain for employees of the Company who continue in the employ of Parent, the Surviving Corporation or any of their respective Subsidiaries following the Closing Date (“Continuing Employees”), a base salary or hourly wage, annual target cash bonus opportunity and employee benefits which, in the aggregate, are substantially comparable to those provided to the Continuing Employees immediately prior to Closing (other than benefits pursuant to any equity compensation plan or defined benefit pension plan), in each case, subject to Section 5.07(a). This Section 5.07 shall not require Parent to maintain any compensation arrangement or benefit plan for any period of time after Closing. No provision of this Agreement shall be construed as a guarantee of continued employment of any Continuing Employee and this Agreement shall not be construed so as to prohibit Parent or any of its Subsidiaries from having the right to terminate the employment of any Continuing Employee, provided that any such termination is effected in accordance with applicable Law.

(c)    From and after the Closing, Parent shall provide, or shall cause its Subsidiaries to provide, each Continuing Employee full credit for purposes of eligibility to participate, vesting and accrual of severance benefits under any employee benefit plans or arrangements maintained by Parent or any of its Subsidiaries for such Continuing Employee’s service with the Company, and with any predecessor employer, to the same extent recognized by the Company, except (i) to the extent such credit would result in the duplication of benefits for the same period of service and (ii) for any purpose under any sabbatical benefit provided by Parent or its Subsidiaries.

(d)    Parent shall use commercially reasonable efforts to (i) waive for each Continuing Employee and his or her dependents, any waiting period provision, pre-existing condition limitation, actively at work requirement or any other restriction that would prevent immediate or full participation under the health and welfare plans of Parent or any of its Subsidiaries applicable to such Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively at work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of the Company, (ii) waive any and all evidence of insurability requirements (including pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements) with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Plans immediately prior to the Closing, and (iii) give full credit under the welfare plans of Parent and its Subsidiaries applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums, as if there had been a single continuous employer.

(e)    If, and only if, requested by Parent at least five (5) days before the Closing Date, the Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, the Company’s 401(k) Plan. If Parent so provides notice to the Company, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Company Board has validly adopted resolutions to terminate such Plan (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed), effective no later than the date immediately preceding the Closing Date.

(f)    No provision of this Agreement shall create any third-party beneficiary or other rights in any current or former employee, director or other service provider of the Company in respect of any benefits that may be provided, directly or indirectly, under any Plan or benefit plan of Parent. Nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to or following the Effective Time, (ii) impede or limit Parent, the Company, the Surviving Corporation or any of their Affiliates from amending or terminating any Plan or other plan, arrangement, policy or agreement following the Effective Time or (iii) confer upon or give to any Person (including for the avoidance of doubt any current or former employees, labor unions, directors, or independent contractors of the Company, or on or after the Effective Time, the Surviving Corporation or any of its future Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement.

Section 5.08.    Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated by this Agreement or the tender and support agreements, the Company and the members of its board of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement and the tender and support agreements may be consummated as promptly as practicable on the terms and conditions contemplated hereby and thereby and otherwise act to exclude the applicability of any Takeover Laws and to assist in any challenge by Parent or Purchaser to the validity or applicability to the Merger or any other transaction contemplated by this Agreement of any Takeover Laws.

Section 5.09.    Stockholder Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated hereby is brought against the Company and/or its directors, the Company shall promptly notify Parent of such litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such stockholder litigation, the right to participate (at Parent’s expense) in connection with any such stockholder litigation, and the right to consult on the settlement with respect to such stockholder litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed with respect to any such settlement that would not alter the terms of the transactions contemplated by this Agreement).

Section 5.10.    Press Releases. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties and thereafter Parent and the Company shall obtain prior written consent from each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing each party may, without such consultation or consent, (a) make any such release or announcement as may be required by Law or the rules or regulations of any applicable U.S. or non-U.S. securities exchange or regulatory or governmental body to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party and (b) make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Reports, so long as such statements are consistent with previous press releases, public disclosures or public statements approved by the other party. The restrictions set forth in this Section 5.10 shall not apply to any release, announcement or disclosure made or proposed to be made by the Company with respect to an Acquisition Proposal, Superior Proposal, Intervening Event or Adverse Recommendation Change.

Section 5.11.    Rule 16b-3. Notwithstanding anything herein to the contrary, prior to the Offer Acceptance Time, the Company shall be permitted to take such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any disposition of Shares (including derivative securities with respect to such Shares) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12.    Employee Communications. Prior to the Closing Date, the Company shall not communicate (and shall use its commercially reasonable best efforts to ensure that no employee or director of the Company so communicates) with any employee regarding post-Closing employee benefit plans and compensation matters, without the prior written approval of Parent, which shall not be unreasonably withheld.

Section 5.13.    Transfer Taxes. Parent shall be liable for any documentary, sales, use, registration, stamp, or other similar transfer Taxes payable by reason of the transactions contemplated by this Agreement (“Transfer Taxes”). Parent shall file any Tax Returns with respect to such Transfer Taxes in the time and manner prescribed by Law. The Company shall cooperate with the preparation and filing of any such Tax Return with respect to such Transfer Taxes.

Section 5.14.    Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Laws, the Compensation Committee of the Company Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the Agreement Date or are entered into after the Agreement Date and prior to the Effective Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) (2) under the Exchange Act.

Section 5.15.    Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER

Conditions to Each Party’s Obligation To Effect the Merger. The obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by all parties to the extent permitted under applicable Law), at or prior to the Closing, of each of the following conditions:

Section 6.01.    No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger.

Section 6.02.    Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment or have caused to be accepted for payment and paid for all of the Company Shares validly tendered pursuant to the Offer and not withdrawn.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01.    Termination. This Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Effective Time (with any termination by Parent also being an effective termination by Purchaser):

(a)    by mutual written consent of the Company and Parent;

(b)    by either the Company or Parent at any time prior to the Offer Acceptance Time:

(i)    if the Offer Acceptance Time shall not have occurred on or before June 21, 2018 (the “Outside Date”); provided, however, that (A) the right to terminate under this Section 7.01(b)(i) shall not be available to any party whose failure to fulfill in any material respect any covenants and agreements of such party set forth in this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Offer Acceptance Time to occur on or before the Outside Date and (B) the Company or Parent may extend the Outside Date to a date no later than September 21, 2018 solely with respect to obtaining the necessary regulatory approvals pursuant to the HSR Act or any other applicable Foreign Antitrust Law; or

(ii)    if any court of competent jurisdiction or other Governmental Entity with competent jurisdiction shall have issued an order, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the acceptance for payment of Company Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal and such order, decree, ruling or other action shall have become final and non-appealable;

(c)    by the Company at any time prior to the Offer Acceptance Time:

(i)    if Parent or Purchaser shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent or Purchaser shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Offer Acceptance Time (A) would reasonably be expected, individually or in the aggregate, to prevent, materially impede or materially delay the consummation of the Transactions and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) thirty (30) days after the giving of written notice to Parent of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in clauses (b) or (c) of Annex I would not be satisfied; or

(ii)    in order to accept a Superior Proposal and enter into a Specified Agreement, subject to the prior or concurrent payment of the Termination Fee as provided in Section 7.03;

(d)    by Parent at any time prior to the Offer Acceptance Time:

(i)    if the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in clauses (b) or (c) of Annex I and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) thirty (30) days after the giving of written notice to the Company of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if Parent or Purchaser is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would reasonably be expected, individually or in the aggregate, to prevent, materially impede or materially delay the consummation of the Transactions; or

(ii)    if, prior to the Offer Acceptance Time, (A) an Adverse Recommendation Change shall have occurred, (B) the Company Board shall have formally resolved to make an Adverse Recommendation Change or (C) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed.

The party desiring to terminate this Agreement pursuant to this Section 7.01 (other than clause (a) thereof) shall give written notice of termination to the other party in accordance with Section 8.05, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 7.02.    Effect of Termination. If this Agreement is terminated and the Offer and Merger is abandoned pursuant to Section 7.01, this Agreement shall immediately become void and have no effect, without any liability on the part of any party, provided however, that (a) the

Confidentiality Agreement and the provisions of Section 5.03(b) (Access to Information), Section 5.10 (Press Releases), this Section 7.02, Section 7.03 (Fees and Expenses) and Article VIII (General Provisions) shall survive the termination hereof; (b) no such termination shall relieve any party from any liability for common law fraud or Willful and Material Breach of this Agreement prior to the date of termination, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity; (c) no termination of this Agreement shall in any way affect any of the parties’ rights or obligations with respect to any shares of Company Common Stock accepted for payment pursuant to the Offer prior to such termination. Nothing shall limit or prevent any party from exercising any rights or remedies it may have under Section 8.03 in lieu of terminating this Agreement pursuant to Section 7.01.

Section 7.03.    Fees and Expenses.

(a)    Except as otherwise provided in this Section 7.03, all fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Offer or Merger are consummated.

(b)    In the event that:

(i)    (A) an Acquisition Proposal is publicly disclosed and is not withdrawn (in the case of a termination pursuant to Section 7.01(b)(i) or Section 7.01(d)(i), prior to such termination), (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(i) or by Parent pursuant to Section 7.01(d)(i), and (C) within nine (9) months after the date of such termination, the Company enters into a definitive agreement with a third party with respect to an Acquisition Transaction and such Acquisition Transaction is consummated, or consummates a transaction that constitutes an Acquisition Transaction with a third party (provided, however, that for purposes of this Section 7.03(b)(i), each reference to “twenty percent (20%)” or “eighty percent (80%)” in the definition of “Acquisition Transaction” shall be deemed to be a reference to “fifty percent (50%)”);

(ii)    this Agreement is terminated by Parent pursuant to Section 7.01(d)(ii); or

(iii)    this Agreement is terminated by the Company pursuant to Section 7.01(c)(ii),

(iv)    then, in any such event, the Company shall pay to Parent a fee of $58,000,000 (the “Termination Fee”), less the amount of Parent Expenses previously paid to Parent (if any) pursuant to Section 7.03(c), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c)    In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(ii) under circumstances in which the Termination Fee is not then payable pursuant to Section 7.03(b)(i), then the Company shall reimburse Parent and its Affiliates for all of their reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Parent and Purchaser and their Affiliates) incurred by Parent or Purchaser or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”), up to a maximum amount of $9,680,000; provided that the payment by the Company of the Parent Expenses pursuant to this Section 7.03(c), shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 7.03(b) except to the extent indicated in such Section.

(d)    Payment of the Termination Fee shall be made by wire transfer of same day funds to the accounts designated by Parent (i) on the consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Termination Fee payable pursuant to Section 7.03(b)(i), (ii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Termination Fee payable pursuant to Section 7.03(b)(ii) or (iii) concurrently with, and as a condition to the effectiveness of, termination of this Agreement in the case of a Termination Fee payable pursuant to Section 7.03(b)(iii). Payment of the Parent Expenses shall be made by wire transfer of same day funds to the accounts designated by Parent within two (2) Business Days after the Company’s having been notified of the amounts thereof by Parent and delivery to the Company of documentation (reasonably satisfactory to the Company) substantiating such fees and expenses. In the event that Parent or its designee shall receive payment pursuant to this Section 7.03(d), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Offer and the Merger (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, the Offer, the Merger or any matters forming the basis for such termination; provided, however, that payment of the Termination Fee will not be liquidated damages in the case of common law fraud or a Willful and Material Breach of this Agreement.

(e)    The Company acknowledges that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement.

Section 7.04.    Amendment or Supplement. This Agreement may be amended, modified or supplemented by the consent of all parties by action taken or authorized by their respective boards of directors at any time prior to the Offer Acceptance Time; provided, however, that after the Offer Acceptance Time, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the Company Stockholders without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties.

Section 7.05.    Extension of Time; Waiver. At any time prior to the Offer Acceptance Time, (a) the Company may, by action taken or authorized by the Company Board, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or acts of Parent or Purchaser, (ii) waive any inaccuracies in the representations and warranties of Parent or Purchaser set forth in this Agreement or any document delivered pursuant hereto or (iii) subject to applicable Law, waive compliance with any of the covenants, agreements or conditions of Parent or Purchaser contained herein, and (b) Parent and Purchaser may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or acts of the Company, (ii) waive any inaccuracies in the representations and warranties of the Company set forth in this Agreement or any document delivered pursuant hereto or (iii) subject to applicable Law, waive compliance with any of the covenants, agreements or conditions of the Company contained herein; provided, however, that after the Offer Acceptance Time, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the Company Stockholders without such further approval or adoption. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01.    Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.02.    Entire Agreement. This Agreement and the exhibits and schedules hereto, the Disclosure Letter and the Confidentiality Agreement constitutes the entire agreement with respect to the subject matter hereof and thereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.03.    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 7.01, the parties acknowledge and agree that each party shall be entitled to obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 8.04.    Submission to Jurisdiction; Waiver of Jury Trial.

(a)    Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates (whether in contract or tort, in law or in equity, or granted by statute or otherwise) shall be brought and determined in the Court of Chancery of the State of Delaware, provided that, if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of such courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b)    EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY

Section 8.05.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received (a) upon receipt, if delivered personally, (b) two (2) Business Days after deposit in the mail, if sent by registered or certified mail, (c) on the next Business Day after deposit with an overnight courier, if sent by overnight courier, (d) upon transmission and confirmation of receipt, if sent by facsimile prior to 6:00 p.m., local time, in the place of receipt or (e) on the next Business Day following transmission and confirmation of receipt, if sent by facsimile or email transmission after 6:00 p.m., local time, in the place of receipt; provided that the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party below (or to such other address or facsimile number as such party shall have specified in a written notice to the other parties):

if to Parent or Purchaser (or, following the Effective Time, the Company):

Roche Holdings, Inc.

1 DNA Way

South San Francisco, CA 94080

Attention:        General Counsel

Facsimile:        (650) 225-6000

with a copy (which shall not constitute notice) to:

F. Hoffmann-La Roche Ltd

Group Legal Department

Grenzacherstrasse 124

CH- 4070 Basel, Switzerland

Attention:        Dr. Beat Kraehenmann

Facsimile:        +41 61 688 13 96

and to:

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, CA 94104

Attention:        Sharon R. Flanagan

Facsimile:        (415) 772-7400

Email:              sflanagan@sidley.com

and to:

Sidley Austin LLP

1001 Page Mill Road

Palo Alto, CA 94304

Attention:        Jennifer F. Fitchen

Facsimile:        (650) 565-7100

Email:              jfitchen@sidley.com

if to the Company (prior to the Effective Time):

Ignyta, Inc.

4545 Towne Centre Court

San Diego, CA 92121

Attention:        General Counsel

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attention:        Cheston J. Larson

                         Michael E. Sullivan

Facsimile:       (858) 523-5450

Email:             cheston.larson@lw.com

               michael.sullivan@lw.com

and to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attention:        Charles K. Ruck

Facsimile:       (212) 751-4864

Email:             charles.ruck@lw.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.06.    Governing Law. This Agreement and the exhibits and schedules hereto, and any dispute, claims or causes of action (whether in contract, tort or statute) arising out of, relating to or in connection with this Agreement, or the negotiation, execution or performance thereof, shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.07.    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law, by merger or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, that Parent or Purchaser may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Parent or Purchaser, as the case may be, of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.08.    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever under or by reason of this Agreement except for Section 5.07 (which is intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Persons).

Section 8.09.    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.10.    Counterparts; Facsimile or.pdf Signature.

(a)    This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement and shall become effective when one or more counterparts has been signed by each of the parties and delivered to the other parties.

(b)    This Agreement may be executed by facsimile or.pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.11.    Defined Terms; Interpretation.

(a)    For purposes of this Agreement, the term:

(i)    “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Purchaser), in each case, relating to any Acquisition Transaction.

(ii)    “Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Transactions) involving: (i) any acquisition or purchase from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a twenty percent (20%) interest in the total outstanding voting securities of the Company; (ii) any tender offer (including self-tender) or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning twenty percent (20%) or more of the total outstanding voting securities of the Company; (iii) any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction involving the Company, the business(es) of which, individually or in the aggregate, constitute more than twenty percent (20%) of the assets of the Company, pursuant to which the Company Stockholders immediately preceding such transaction hold less than eighty percent (80%) of the voting equity interests in the surviving or resulting entity of such transaction or any parent entity thereof; (iv) any sale, lease, exchange, transfer, exclusive license or disposition (in each case, other than in the ordinary course of business) of more than twenty percent (20%) of the assets of the Company (measured by the fair market value thereof); or (v) any combination of the foregoing.

(iii)    “Affiliate” and “Associate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that none of Chugai Pharmaceutical Co. Ltd., 1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku Tokyo, 103-8324, Japan (“Chugai”), Foundation Medicine, Inc., 150 Second Street, Cambridge, MA 02141, USA (“FMI”) or any of their respective subsidiaries shall be considered an Affiliate or Associate of Parent, unless Parent opts for such inclusion of Chugai and/or FMI and their respective subsidiaries by giving written notice to the Company;

(iv)    “Beneficial Ownership” has the meaning given to such term in Rule 13d-3 under the Exchange Act;

(v)    “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Basel, Switzerland are authorized or required by Law to close;

(vi)    “Company Shares” shall have the meaning set forth in the Recitals;

(vii)    “Confidentiality Agreement” means the confidentiality agreement dated November 28, 2017 between Parent and the Company;

(viii)    “Contract” means any written or oral legally binding bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument or obligation, including all amendments thereto, and including any of the foregoing that has been terminated or has expired and has ongoing obligations or under which any liabilities of any kind may exist;

(ix)    “Intervening Event” shall mean any material event or development or material change of circumstances with respect to the Company that (i) was neither known to the Company Board nor reasonably foreseeable as of or prior to the date of this Agreement and (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates, or (C) clearance of the Merger under the HSR Act, the Sherman Act, the Clayton Act, the FTC Act or any applicable Foreign Antitrust Laws;

(x)    “Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of such matter by any of the executive officers or directors of the Company after due inquiry;

(xi)    “Loan Agreement” shall mean that certain Loan Agreement, dated as of June 30, 2016, between and among the Company, Silicon Valley Bank, as collateral agent, and Silicon Valley Bank and Oxford Finance LLC, as lenders (as amended, restated, supplemented or otherwise modified from time to time);

(xii)    “Material Adverse Effect” means any occurrence, violation, inaccuracy, change, event, effect or circumstance that, individually or in the aggregate, (A) is or would be reasonably likely to be, materially adverse to the business, assets, results of operations or financial condition of the Company, provided that none of the following occurrences, violations, inaccuracies, changes, events, effects or circumstances shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect: (1) changes in general economic conditions or securities or financial markets in general, (2) changes in Law, including the rules, regulations and administrative policies of the FDA, or GAAP, (3) general changes in the pharmaceutical industry, (4) conditions arising out of any outbreak or escalation of hostilities or war (whether declared or not declared), act of terrorism, political conditions, weather conditions or other force majeure or similar events (or the escalation or worsening thereof), (5) the announcement or pendency of the Offer, the Merger, this Agreement and the transactions contemplated hereby (including, for the avoidance of doubt, to the extent solely resulting from the announcement or pendency of the Offer, the Merger, this Agreement or the transactions contemplated hereby, the impact on the relationships, contractual or otherwise, of the Company with its officers or other employees, customers, lenders, suppliers or business partners), (6) any actions taken, or the failure to take action which Parent or Purchaser has expressly requested and which is not otherwise required by this Agreement, (7) the failure of the Company to meet any internal or published projections, forecasts, estimates or projections or analysts’ expectations in respect of revenues, cash burn-rate, cash flow, earnings or other financial or operating measures for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any occurrence, violation, inaccuracy, change, event, effect or circumstance underlying such failure has resulted in, or contributed to, a Material Adverse Effect, (8) any change in the Company’s stock price or trading volume, in and of itself; provided that the exception in this clause shall not prevent or otherwise affect a determination that any occurrence, violation, inaccuracy, change, event, effect or circumstance underlying such change has resulted in, or contributed to, a Material Adverse Effect, (9) the determination by, or the delay of a determination by, the FDA or any other Governmental Entity, or any other panel or advisory body empowered or appointed thereby, with respect to the acceptance, filing, designation, approval, clearance, non-acceptance, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of the Company’s products or product candidates, (10) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any of the Company’s products or product candidates or (11) any stockholder class action or derivative litigation commenced against the Company since the date of this Agreement and arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of this Agreement or from allegations of false or misleading public disclosure by the Company with respect to this Agreement; provided, however, that any occurrence, violation, inaccuracy, change, event, effect or circumstance set forth in clauses (1), (2), (3) and (4) shall be taken into account to the extent such occurrence, violation, inaccuracy, change, event, effect or circumstance has a disproportionate adverse effect on the Company relative to other participants in the industry in which the Company operates, or (B) is or would be reasonably likely to prevent the Company from consummating the Offer, the Merger or the transactions contemplated by this Agreement;

(xiii)    “Offer Acceptance Time” shall mean the first time as of which Purchaser accepts any Company Shares for payment pursuant to the Offer;

(xiv)    “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act;

(xv)    “Person” means any individual, corporation, limited liability company, partnership, association, trust, estate or other entity or organization, including a Governmental Entity;

(xvi)    “Personal Information” means patient medical records, and all other information and data generated in the collection, use, storage, sharing, transfer, disposition, protection and processing thereof in connection with any nonclinical, preclinical or clinical trials conducted with respect to any product candidate, drug or compound that the Company is developing or seeking regulatory approval for as of the date of this Agreement;

(xvii)    “Representatives” means officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives;

(xviii)    “Subsidiary” means, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such entity (including, in the case of Parent, Purchaser, but excluding Chugai and FMI);

(xix)    “Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal that the Company Board determines, in its good faith judgment (after consultation with its financial advisors and its outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal, the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and if consummated, would result in a transaction that is more favorable from a financial point of view to the holders of Shares (in their capacity as such and after taking into account any adjustment to the terms and conditions of this Agreement or the Offer proposed by Parent in response to such Acquisition Proposal in accordance with Section 5.02(f) than the Merger; provided that for purposes of the definition of “Superior Proposal”, the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%);”

(xx)    “Third Party Service Provider” means any Person acting for or otherwise on behalf of the Company that may collect, store, process, analyze or otherwise have access to any nonclinical, preclinical or clinical trials data, patient medical records, or any Personal Information or confidential information of the Company;

(xxi)    “Transactions” shall mean (i) the execution and delivery of the Agreement and (ii) all of the Transactions, including the Offer and the Merger.

(xxii)    “Willful and Material Breach” of a Party means a material and willful breach that is a consequence of an act undertaken by such Party with the actual knowledge and intention that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b)    The following terms are defined elsewhere in this Agreement, as indicated below:

Acceptable Confidentiality Agreement	Section 5.02(a)
Adverse Recommendation Change	Section 5.02(f)
Agreement	Preamble
Book-Entry Shares	Section 2.04(b)
Certificate	Section 2.04(b)
Certificate of Merger	Section 1.05
Clayton Act	Section 5.05(a)
Closing	Section 1.04
Closing Date	Section 1.05
Code	Section 2.05
Common Stock	Section 3.02(a)
Company	Preamble
Company Board Recommendation	Recitals
Company Disclosure Schedule	Section 3.25
Company Financial Advisors	Section 3.08
Company IP	Section 3.15(l)(i)
Company Option	Section 2.03(a)
Company Registered Intellectual Property	Section 3.15(a)
Company SEC Reports	Section 3.05(a)
Company Securities	Section 3.02(c)
Company Shares	Recitals
Company Stock Plans	Section 2.03(a)
Company Stockholders	Section 1.01(b)
Company Warrants	Section 2.02
Continuing Employees	Section 5.07(b)
Determination Notice	Section 5.02(f)(A)
DGCL	Section 1.03
Disclosure Letter	Article III
Dissenting Shares	Section 2.07
Effective Time	Section 1.05
Eli Lilly	Section 3.17(c)
Eli Lilly Agreement	Section 3.17(c)
Environmental Laws	Section 3.14(c)(i)
Environmental Permits	Section 3.14(b)
ERISA	Section 3.09(a)
ERISA Affiliate	Section 3.09(c)
Exchange Act	Section 3.04
Excluded Shares	Section 2.01(b)
Expiration Date	Section 1.01(c)
Extension Deadline	Section 1.01(c)
FDA	Section 3.18(a)

FDA Laws	Section 3.18(a)
FDA Permits	Section 3.18(c)
Foreign Antitrust Laws	Section 3.04
FTC Act	Section 5.05(a)
GAAP	Section 3.05(b)
Governmental Entity	Section 3.04
Governmental Patent Authority	Section 3.15(d)
Hazardous Substances	Section 3.14(c)(ii)
HSR Act	Section 3.04
Indemnified Person	Section 5.06(a)
Initial Expiration Date	Section 1.01(c)
Intellectual Property	Section 3.15(l)(ii)
Laws	Section 3.13
LDTs	Section 3.18(h)
Legal Proceedings	Section 3.10
Lien	Section 3.04
Material Contract	Section 3.17(a)
Measurement Date	Section 3.02(a)
Merger	Section 1.03, Recitals
Merger Consideration	Section 2.01(a)
Multiemployer Plan	Section 3.09(c)
Offer	Recitals
Offer Conditions	Section 1.01(b)
Offer Documents	Section 1.01(e)
Offer to Purchase	Section 1.01(b)
Option Consideration	Section 2.03(a)
Outside Date	Section 7.01(b)(i)
Parent	Preamble
Parent Expenses	Section 7.03(c)
Paying Agent	Section 2.04(a)
Payment Fund	Section 2.04(a)
Payoff Amount	Section 2.08
Payoff Letter	Section 2.08
Permits	Section 3.13
Permitted Liens	Section 3.04
Plans	Section 3.09(a)
Preferred Stock	Section 3.02(a)
Purchaser	Preamble
Real Property Leases	Section 3.16(b)
Release	Section 3.14(c)(iii)
Restricted Stock Unit	Section 2.03(b)
RSU Consideration	Section 2.03(b)
Sarbanes-Oxley Act	Section 3.05(a)
Schedule 14D-9	Section 1.02(a)
Schedule TO	Section 1.01(e)
SEC	Article III

Securities Act	Section 3.02(c)
Share	Section 2.01(a)
Sherman Act	Section 5.05(a)
Specified Agreement	Section 5.02(f)(A)
Stockholder List Date	Section 1.02(b)
Surviving Corporation	Section 1.03, Recitals
Takeover Laws	Section 3.23
Tax	Section 3.12(k)
Tax Return	Section 3.12(k)
Termination Fee	Section 7.03(b)(iv)
Transfer Taxes	Section 5.13
Warrant Consideration	Section 2.02

(c)    The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all Persons and vice versa. The phrases “the date of this Agreement” or “the date hereof” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, unless otherwise specified. As used in this Agreement, references to “ordinary course of business” mean the ordinary and usual course of normal day-to-day operations of the Company consistent with past practice and custom (including, as applicable, with respect to quantity and frequency). References to “Made Available” shall mean that such documents or information referenced: (i) were delivered to Parent or its Representatives prior to the execution and delivery of this Agreement; (ii) were contained in the Company’s electronic data room maintained by Donnelley Financial Solutions at least one (1) Business Day prior to the execution and delivery of this Agreement; or (iii) were publicly available on the EDGAR website at all times during the twenty-four (24) hours prior to the date of this Agreement. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT

BLANK SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officer thereunto duly authorized, all at or on the date first above written.

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name:	Bruce Resnick
Title:	Vice President

ABINGDON ACQUISITION CORP.

By:	/s/ Bruce Resnick
Name:	Bruce Resnick
Title:	Vice President

IGNYTA, INC.

By:	/s/ Jonathan Lim
Name:	Jonathan Lim
Title:	President and CEO

[Signature Page to Agreement and Plan of Merger]

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Company Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Agreement, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Company Shares, and, to the extent permitted by this Agreement, may terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.01(c) of this Agreement), if: (A) the Minimum Condition shall not be satisfied as of 11:59 p.m. Eastern Time on the Expiration Date of the Offer; or (B) any of the other following conditions shall not be satisfied or (other than in the case of the conditions (d), (g) and (h) below) waived in writing by Parent:

(a)    there shall have been validly tendered and not withdrawn Company Shares (excluding any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, considered together with all other Company Shares (if any) beneficially owned by Parent and its Affiliates, represent a majority of the total number of Company Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)    (i) each of the representations and warranties of the Company set forth in Section 3.02(a) (Capitalization) and the first and second sentences of Section 3.02(c) (Capitalization) of this Agreement shall have been true and correct (except for only de minimis inaccuracies) as of the date of this Agreement and as of the Offer Acceptance Time as though made on and as of the Offer Acceptance Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

(ii)    each of the representations and warranties of the Company set forth in Sections 3.01 (Organization and Qualification), 3.03 (Authority; Board Action), Section 3.22 (Opinion of Financial Advisors), Section 3.23 (Takeover Statutes) and Section 3.24 (No Vote Required) of this Agreement that is qualified as to materiality or Material Adverse Effect shall have been true and correct, and each that is not so qualified shall have been true in and correct in all material respects, in all cases as of the date of this Agreement and as of the Offer Acceptance Time as though made on and as of the Offer Acceptance Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

(iii)    each of the representations and warranties of the Company set forth in this Agreement other than those referred to in clause “(i)” or “(ii)” of this clause (b), shall have been true and correct (without giving effect to any qualification as to materiality or Material Adverse

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Effect contained in Article III) as of the date of this Agreement and as of the Offer Acceptance Time as though made on and as of the Offer Acceptance Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where any failures of any such representations and warranties to be true and correct have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect;

(c)    the Company shall have performed or complied in all material respects with all covenants and obligations required to be performed or complied with by it under this Agreement at or prior to the Offer Acceptance Time;

(d)    Any applicable waiting period (or extension thereof) relating to the Offer under the HSR Act and any applicable Foreign Antitrust Laws shall have expired or been terminated and any approvals or clearances required thereunder shall have been obtained;

(e)    since the date of this Agreement, the Company shall not have suffered any Material Adverse Effect and there shall not have been any change, condition, event or development that would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect;

(f)    Parent and Purchaser shall have received a certificate executed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer, acting in such capacity, and not in his or her capacity as individuals, confirming that the conditions set forth in clauses (b), (c) and (e) of this Annex I have been duly satisfied;

(g)    no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall have been in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that, in any such case, prohibits or makes illegal the acquisition of or payment for the Company Shares pursuant to the Offer, or the consummation of the Merger; and

(h)    this Agreement shall not have been terminated in accordance with its terms.

Except for the Minimum Condition and conditions (d), (g) and (h) above, the foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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ANNEX II

FORM OF TENDER AND SUPPORT AGREEMENT

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